LaBranche & Co Inc.



PROCESSED
APR 1 8 2007
THOMSON
FINANCIAL

RECD S.E.C.
APR 1 3 2007
1086

07050732

2006 Annual Report

About LaBranche & Co Inc.

We are the parent corporation of LaBranche & Co. LLC, one of the oldest and largest specialists in equity securities listed on the New York Stock Exchange and the American Stock Exchange. We are also the parent of LaBranche Structured Holdings, Inc., the holding company for a group of entities that are specialists and market-makers in options, futures and exchange-traded funds, or "ETFs," traded on various exchanges. As a specialist and market-maker, we play an important role in providing liquidity and continuity in our portfolio of listed company stocks, options, futures and ETFs. The specialist facilitates buying and selling of securities of the companies it represents by bringing timely information, critical expertise, and needed liquidity to the forefront of the marketplace.

Collectively, we are the Specialist and Market-Maker for over 600 companies, 31 of which are in the S&P 100 Index and 109 of which are in the S&P 500 Index. We are also the Specialist and Market-Maker in U.S.and foreign-listed ETFs and a Specialist in over 700 classes of equity and index options. LaBranche Financial Services, LLC, another of our operating subsidiaries, provides securities execution, clearing and direct-access floor brokerage services to institutional investors.

Financial Highlights

For the Year Ended December 31,	2006	2005	2004	2003	2002
Income Statement Data:					
Revenues, Net of Interest Expense	**$ 433.5**	$ 250.7	$ 255.3	$ 257.8	$ 404.3
Net Income (Loss) Applicable to Common Stockholders	**$ 136.8**	$ 37.5	$ (46.0)	$ (183.4)	$ 80.3
Earnings (Loss) per Share (diluted)	**$ 2.22**	$ 0.61	$ (0.77)	$ (3.08)	$ 1.34
Cash Dividends Declared per Share	**-**	$ -	$ -	$ .24	$ -
Balance Sheet Data:					
Total Assets	**$5,374.9**	$ 3,664.9	$ 2,055.1	$ 1,963.1	$ 1,912.8
Total Long-Term Obligations [1]	**$ 466.2**	$ 490.8	$ 498.7	$ 275.9	$ 383.2
Stockholders' Equity	**$ 874.7**	$ 733.5	$ 693.0	$ 773.0	$ 989.7
Operational Data:					
Number of Our NYSE Common Stock Listings	**555**	563	580	578	589
Total Share Volume on the NYSE of Our Specialist Stocks (in Billions)	**106**	101	96	95	102
Total Dollar Value on the NYSE of Our Specialist Stocks (in Billions)	**$ 3,778**	$ 3,355	$ 2,819	$ 2,477	$ 2,686
NYSE Average Daily Share Volume (in Millions)	**1,827**	1,647	1,457	1,398	1,441
Number of Our AMEX Common Stock Listings	**86**	91	104	108	82
Number of Our ETF Listings	**75**	52	18	1	-
Number of Our Option Listings	**753**	617	321	215	143

(In Millions, Except for per Share Amounts and Operational Data)
(1) Includes obligations under our subordinated debt. (excluding those related to Contributed Exchange Memberships)

To Our Shareholders

LaBranche earned $136.8 million, or $2.22 per share, in 2006 versus $37.5 million, or $0.61 per share, in 2005. Included in our results was a gain of $135.6 million on the appreciation of our position in NYSE Group stock, which we received in the March 7, 2006 demutualization of the New York Stock Exchange. Excluding the gain on our NYSE Group stock, our 2006 operating income was $1.2 million or $0.02 per share.

Several factors contributed to the decline in our operating profits in 2006. Volatility, with the exception of the quarter ended in June, was subdued. NYSE market share and trading volumes declined from historical levels, providing our specialists with fewer opportunities to interact with significantly reduced order flow. Mechanization spread from the execution of orders to their actual origination with algorithms playing an ever larger role in trading decisions. Automatic execution, encouraged by rules changes at both the NYSE Group and elsewhere has expanded, making it harder for our traders to interact in the pricing of trades. The average trade size on the NYSE has declined to less than 200 shares and flows are increasingly affected by institutional and professionally generated odd-lot orders. These and other developments have made it far more difficult for us to interact with our customers and to provide liquidity in a way to which we and the investment community have come to expect over the years. We, however, are continuing to develop trading technology which we believe will enable us to interact with orders in the increasingly electronic marketplace.

We have always anticipated and welcomed technological change and efficiency at the point of sale. We have also been resolute in our conviction that a central auction featuring dedicated capital by a specialist provided the best, fairest and deepest markets. We still hold those beliefs and have consistently built capital and remain committed to our role to provide a more efficient market.

Of major importance to us is the introduction and full implementation of the NYSE HYBRID market and the rules introduced by the recently-enacted

Regulation NMS. We believe the specialist business model will continue to function in a much faster electronic marketplace, but it is too early to tell how our role will evolve. In addition, it is possible that the recent rapid pace of change in the regulatory environment will continue, keeping aspects of our business model in flux. As we have continued to state, securities markets thrive on liquidity and those who provide liquidity should be rewarded for their efforts.

Against this backdrop, we have continued to adapt our business and reduce costs. In the fourth quarter of 2006, we reduced our headcount and continued to invest in technology. We have centralized and reduced our real estate imprint, consolidated our data infrastructure and eliminated services as they have become unnecessary or redundant. Management has continued to efficiently utilize the Company's resources, and our financial condition remains sound.

Our investment in non-specialist businesses, through which we have established a presence on several exchanges, as well as in London and Hong Kong, has begun to yield results. In December 2006, we invested in a partnership with the Chicago Board Options Exchange and other partners in the CBSX, which is an electronic "hybrid" stock market modeled after the current CBOE options platform. We continue to expand our connectivity and assess opportunities in markets adjacent to our areas of expertise.

While we remain committed to our roles as specialist and traditional market maker, we are mindful that continuing changes in market structure are likely to impact the ways in which we trade. As these changes unfold, we will continue to assess our current businesses as well as new ones and will deploy our resources in ways that provide needed services to the capital markets and satisfactory returns to our shareholders.



Michael LaBranche
Chairman, President and CEO

171729	0.75	2.13114	17[illegible]
188457	1	2.27300	188[illegible]
171429	2.5	0.93300	171[illegible]
[illegible]	[illegible]	2.27300	1884[illegible]
[illegible]	[illegible]	[illegible]57110	1714[illegible]
[illegible]	[illegible]	[illegible]	18845[illegible]

FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this filing. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties including, but not limited to those discussed in "Risk Factors" set forth in Item 1A of this annual report. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

EXECUTIVE OVERVIEW

The equity and equity derivative trading business is continuing to experience significant change. In December 2006 and January 2007, the NYSE, AMEX and other auction-based exchanges implemented new trading systems in which the markets have become almost completely electronic. These initiatives were undertaken in order to comply with Regulation NMS, expected to be effective in March 2007. In addition, decimalization, sector and index trading strategies and a decline in block trading have led to increased program trading and a decline in average order size on the NYSE and other exchanges, which reduces our ability to participate in certain trades.

The NYSE's new HYBRID market model has had the most significant impact on our role as a specialist. The HYBRID model is expected to allow specialists to interact in a "fast" and more automated market. Most of the trades which had been executed by us as agent are now being matched electronically, and we are now inserting our capital and adding liquidity to the market electronically, rather than manually, except in certain "break-out" situations. Although these changes affect the way in which stocks are traded, many elements of the central auction market are preserved. Even with the completed NYSE/Archipelago merger, the HYBRID model and SEC's Regulation NMS initiatives, senior NYSE officials have publicly stated that there will continue to be an auction market with a central point of sale. They have also stated that specialists will continue to play an integral role in providing liquidity and will continue to have an affirmative obligation to make a fair and orderly market. A specialist's primary role is to provide liquidity by committing capital when market imbalances occur, and we believe that technology cannot eliminate these market imbalances. Accordingly, we anticipate that specialists will continue to play an important role in stock trading but will do so in a more electronic environment.

We are committed to providing liquidity and improving market quality. Even though our participation rate initially has declined from pre-HYBRID levels, we believe the trading tools we are developing may result in higher participation rates over time along with opportunities to increase revenues. Testing on our new advanced HYBRID technology on a pilot basis indicates that our participation rates can increase. The new technology, which we have been developing for the past three years, is being deployed in stages with the goal of meaningful implementation in 2007. We expect to adjust these technologies on an ongoing basis, and anticipate that they will enable us to increase the liquidity of our markets. The financial results of our specialist and market-making business are highly dependent on trading volumes and volatility. As volumes grow, we believe market volatility will return as well, which will enable us to participate as principal in more transactions in our specialist and market-making operations.

We have significantly cut costs throughout our organization through the reduction of legal, professional and exchange fees, the mitigation of compensation costs through restructuring and automation. We have reduced the legacy costs of operating a manual market by reducing our headcount by 126 employees during the fourth quarter of 2006 and January 2007. We also are examining our opportunities relating to the retirement of outstanding debt with the goal of reducing our fixed charge interest expense.

One of the other things on which we are focusing is our ability to quote electronically in different marketplaces simultaneously so that we are able to get our quotes and disseminate our interest in different marketplaces.

Structured products such as ETFs continue to grow in popularity. ETFs which have some characteristics similar to sector and index funds trade continually throughout the day on an exchange. The liquidity and flexibility of being exchange-traded has led to substantial growth in these products. ETF assets grew to approximately $422.0 billion as of January 31, 2007 from $296.0 billion as of December 31, 2005. We believe that the growth in these products will continue as investors seek to lower investment costs, manage tax liability and hedge portfolio risks. It is our intention to continue to work with ETF issuers as they launch new products and to provide added liquidity in ETF trading.

We also believe the trading of options, indexes and other products will follow the pattern of cash equities. The products that require little price discovery and negotiation will default to an electronic matching facility while the more complex and illiquid products will continue to rely on specialists and lead market-makers to effect trades.

We expect the first tranche of our 3.1 million NYX shares to become unrestricted on March 7, 2007. This event will increase the assets constituting regulatory capital in our NYSE specialist and execution and clearing businesses. The combined liquidity adjustments from the NLA reduction and elimination of the restrictions on our NYX shares will result in approximately $150 million of additional free cash over the first two quarters of 2007 before our debt servicing payments, based on the closing market price per share of NYX stock on February 28, 2007. Our free cash at December 31, 2006 was approximately $149 million.

NEW ACCOUNTING DEVELOPMENTS

Employee Incentive Plans We adopted the fair value recognition provisions for share-based awards pursuant to SFAS No. 123(R) effective January 1, 2006. Please refer to Footnote 7, "Employee Incentive Plans" of our consolidated financial statements in this report for additional information and disclosure.

Accounting for Tax Uncertainties In July 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective beginning in the first quarter of 2007. We have evaluated the potential impact of FIN 48, and at this time, we believe that our contingent tax reserve and current and deferred income taxes are adequately stated in conformity with FAS 109 and FIN 48.

Fair Value Measurements In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 nullifies the guidance in EITF 02-3 which precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative is obtained from a quoted market price, or other valuation technique incorporating observable market data. SFAS 157 also precludes the use of a liquidity or block discount, when measuring instruments traded in an active market at fair value. SFAS 157 requires that costs related to acquiring financial instruments carried at fair value should not be capitalized, but rather should be expensed as incurred. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. SFAS 157 must be applied prospectively, except that the provisions related to block discounts and the guidance in EITF 02-3 are to be applied as a one time cumulative effect adjustment to opening retained earnings in the first interim period for the fiscal year in which SFAS 157 is initially applied. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

Accounting for Fair Value Option for Financial Assets and Financial Liabilities In February 2007, the FASB issued SFAS No. 159, "Accounting for Fair Value Option for Financial Assets and Financial Liabilities " ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We currently report the majority of our financial assets and liabilities at fair value in compliance with industry guidelines for brokers and dealers in securities. We have a significant investment in intangibles and goodwill as well as public debt which is not accounted for at fair value. We believe SFAS 159 exempts intangible assets and goodwill from fair value reporting. We currently are evaluating the potential impact that the adoption of SFAS 159 will have on our financial statements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill and Other Intangible Assets We determine the fair value of each of our reporting units and the fair value of each reporting unit's goodwill under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." In determining fair value, we use standard analytical approaches to business enterprise valuation ("BEV"), such as the market comparable approach and the income approach. The market comparable approach is based on comparisons of the subject company to similar companies engaged in an actual merger or acquisition or to public companies whose stocks are actively traded. As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. The income approach involves estimating the present value of the subject company's future cash flows by using projections of the cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these BEV methodologies requires the use of management estimates and assumptions. For example, under the market comparable approach, we assigned a certain control premium to the public market price of our common stock as of the valuation date of our 2006 year-end impairment test, in estimating the fair value of our specialist reporting unit. Similarly, under the income approach, we assumed certain growth rates for our revenues, expenses, earnings before interest, income taxes, depreciation and amortization, returns on working capital, returns on other assets and capital expenditures, among others. We also assumed certain discount rates and certain terminal growth rates in our calculations. For our year-end 2006 goodwill impairment tests, we engaged an independent business valuation firm to assist us in our BEV analyses. Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of our goodwill.

We review the reasonableness of the carrying value of our goodwill on an annual calendar basis (i.e., December 31) unless an event or change in circumstances requires an interim reassessment of impairment. During 2006, there were no interim changes in circumstances that necessitated goodwill impairment testing prior to our annual required testing of goodwill. As a result of our analysis of the above-mentioned factors for the year ended December 31, 2006, with the assistance of the independent business valuation firm, we determined that there was no impairment of our goodwill under SFAS No. 142. We cannot provide assurance that future goodwill impairment testing will not result in impairment charges in subsequent periods.

Another of our intangible assets, as defined under SFAS No. 142, is our trade name. We determine the fair value of our trade name by applying the income approach using the royalty savings methodology. This method assumes that the trade name has value to the extent we are relieved of the obligation to pay royalties for the benefits received from it. Application of this methodology requires estimating an appropriate royalty rate, which is typically expressed as a percentage of revenue. Estimating an appropriate royalty rate includes reviewing evidence from comparable licensing agreements and considering qualitative factors affecting the trade name. Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of fair value of our trade name. We review the reasonableness of the carrying amount of our trade name on an annual basis in conjunction with our goodwill impairment assessment. As of December 31, 2006, no impairment of our trade name existed. We cannot provide assurance that future trade name impairment testing will not result in impairment charges in subsequent periods.

We amortize our identifiable intangible stock listing rights over their estimated useful lives in accordance with SFAS No. 142, and test for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. As a result of our testing and analysis for the year ended December 31, 2006, with the assistance of an independent business valuation firm, we determined that there was no impairment of our stock listing rights under SFAS No. 144. We cannot provide assurance that future stock listing rights impairment testing will not result in impairment charges in subsequent periods, particularly until the effects of the NYSE's HYBRID model can be more adequately assesed.

A prolonged period of weakness in equity markets and the trading of securities on the NYSE and AMEX could adversely impact our businesses and impair the value of our goodwill and/or identifiable intangible assets. In addition, certain events could indicate a potential impairment of our identifiable intangible assets, including changes in market structure that could adversely affect our specialist businesses; an adverse action or assessment by a regulator; or prolonged systemic failure of our self-developed specialist trading system.

Non-Marketable Securities The use of fair value to measure certain non-marketable investments is a critical accounting estimate. Investments in non-marketable securities consist of investments in equity securities of private companies, limited liability company interests and limited partnership interests, which do not have readily available price quotations. Certain investments in non-marketable securities are initially carried at cost, as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. For certain other investments in non-marketable securities, we adjust their carrying value by applying the equity method of accounting, and for our investment in a limited partnership interest, we adjust its carrying value by recognizing our share of the partnership's quarterly results of operations. In addition, if and when available, management considers other relevant factors relating to non-marketable investments in estimating their fair value, such as the financial performance of the entity, its cash flow forecasts, trends within that entity's industry and any specific rights associated with our investment—such as conversion features—among others.

Given management's judgment involved in valuing certain of our non-marketable securities, it is possible, as of a given point in time, that a third-party could reach a different conclusion of fair value utilizing the same variables as we have in our analysis.

We account for our investment in the NYX stock at estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants ("AICPA") *Audit and Accounting Guide – Brokers and Dealers in Securities.*

Non-marketable investments are tested for potential impairment whenever events or changes in circumstances suggest that an asset's carrying value may be impaired.

Other-Than-Temporary Impairment of Exchange Memberships The determination of the fair value of our exchange memberships is a critical accounting estimate. Exchange memberships owned by us are originally carried at cost, pursuant to the AICPA Audit and Accounting Guide—Brokers and Dealers in Securities. Adjustments to carrying value are made if we deem that an "other-than-temporary" decline in value, as defined in Emerging Issues Task Force ("EITF") Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and in Section M of Topic 5 of the SEC staff accounting bulletin series ("SAB No. 59"), has occurred. In determining whether the value of our owned exchange memberships is impaired (i.e., fair market value is below cost) and whether such impairment is temporary or other-than-temporary, we consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sale and lease prices of memberships on a particular exchange and their duration, the current condition of the particular exchange's market structure, legal and regulatory developments affecting the particular exchange's market structure and earnings capability, trends in new listings on the particular exchange, general global and national economic factors and our knowledge and judgment of the specialist and execution and clearing industries and the securities market as a whole. As a result of our analysis of the above-mentioned factors for the year ended December 31, 2006, we believe the carrying values of our owned exchange memberships were not impaired.

We cannot provide assurance that the consistent application of this accounting policy to future reporting periods will not result in further adjustments to the carrying value of any of our remaining exchange memberships following the consummation of the NYSE merger with Archipelago. This accounting policy, however, will no longer be applied in future periods to our NYSE specialist operations because our NYSE memberships were surrendered in connection with the NYSE/Archipelago merger and our NYSE specialist operations and clearing operations will be conducted through trading licenses.

USE OF ESTIMATES

The use of generally accepted accounting principles requires management to make certain estimates. In addition to the estimates we make in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates is also important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, "Accounting for Contingencies." Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. See "Legal Proceedings" in Part I, Item 3 of this Annual Report on Form 10-K for information on our judicial, regulatory and arbitration proceedings.

EXECUTION AND CLEARING RISK

Our Execution and Clearing segment, through the normal course of business, enters into various securities transactions as agent. The execution, settlement and financing of these transactions can result in unrecorded market risk and concentration of credit risk. Our execution and clearing activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose us to risk in the event the customer or other broker is unable to fulfill its contractual obligations and we have to purchase or sell securities at a loss. For margin transactions, we may be exposed to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

RESTRUCTURING TRANSACTIONS

In the fourth quarter of 2006 and January 2007, we implemented a restructuring plan which has resulted in a significant headcount reduction and future reduction in compensation costs. Due primarily to the automation of securities markets such as the NYSE's HYBRID market, we reduced our headcount by 126 positions because we need fewer people to execute trades on the floors of the exchanges on which we conduct business. As a result of this restructuring, we incurred additional compensation expense of approximately $3.7 million in connection with severance and supplemental unemployment compensation. We expect our compensation expense and related benefits to decline by up to $14.1 million in 2007 as a result of this restructuring.

As of January 3, 2007, we converted our LaBranche Financial Servcies, Inc. ("LFSI") subsidiary into a limited liability company by way of a merger of LFSI with and into a newly formed limited liability company, which succeeded to all the rights, obligations and liabilities of LFSI. Subsequently, on January 17, 2007, the new entity changed its name to LaBranche Financial Services, LLC. LaBranche & Co Inc. is the sole owner of LaBranche Financial Services, LLC, which is referred to in this annual report as "LFS."

COMPLETED SENIOR NOTE REPURCHASE

On August 2, 2004, we sold our investment in Lava Trading Inc. ("Lava") as part of the acquisition of Lava by Citigroup Financial Products, Inc. Upon the closing of the Lava acquisition, which constituted an "asset sale" under the terms of the Indenture, we received $39.0 million in cash. Under the Lava acquisition agreement, additional consideration of approximately $9.6 million was being held in escrow to secure our indemnification obligations as a stockholder of Lava. The full amount of this escrow was released to us on October 31, 2005. An additional $640,960 was received by us on or before October 31, 2005 in connection with the settlement by Lava of tax and insurance claims. Under the terms of the indenture governing our outstanding 9.5% Senior Notes due 2009 and our outstanding 11.0% Senior Notes due 2012 (collectively, the "outstanding senior notes"), by the 361st day following the receipt of these proceeds, we were required to offer to purchase outstanding senior notes in an aggregate principal amount equal to the after-tax amount of these proceeds to the extent we had not used any portion of such net cash proceeds to repay any of our secured indebtedness or any indebtedness of our subsidiaries or to acquire "replacement assets." Therefore, on October 24, 2006, we commenced an offer to purchase outstanding senior notes in the aggregate principal amount of up to $6.6 million. This excess proceeds offer expired on November 22, 2006, with $26,000 principal amount of outstanding senior notes having been tendered. Following the closing of this transaction and the closings of other previous offers to repurchase with immaterial tenders of senior notes, approximately $199.8 million aggregate principal amount of our Senior Notes due 2009 remained outstanding and approximately $260.0 million aggregate principal amount of our Senior Notes due 2012 remained outstanding.

RESULTS OF OPERATIONS

SPECIALIST AND MARKET-MAKING SEGMENT OPERATING RESULTS

(000's omitted)	For the Years Ended December 31, 2006	2005	2004	2006 vs. 2005 Percentage Change	2004 vs. 2005 Percentage Change
Revenues:					
Net gain on principal transactions	**$180,850**	$194,432	$182,535	**(7.0)%**	6.5 %
Commissions	**35,896**	42,290	48,781	**(15.1)**	(13.3)
Stock borrow interest	**157,588**	33,039	3,838	**377.0**	760.8
Other interest	**19,834**	13,643	4,838	**45.4**	182.0
Net gain on NYX transaction	**220,260**	—	—	**100.0**	—
Other	**286**	123	5,031	**130.8**	(97.5)
Total segment revenues	**614,714**	283,527	245,023	**116.8**	15.7
Interest expense	**186,995**	37,466	9,844	**399.1**	280.6
Revenues, net of interest expense	**427,719**	246,061	235,179	**73.8**	4.6
Operating expenses	**146,375**	143,481	138,954	**2.0**	3.3
Goodwill impairment	—	—	37,600	—	(100.0)
Exchange memberships impairment	—	—	16,300	—	(100.0)
Pre-tax income (loss)	**$281,344**	$102,580	$ 42,325	**174.3**	142.4

Revenues from our Specialist and Market-Making segment consist primarily of net gain earned from principal transactions in securities for which we act as specialist and interest income. Net gain on principal transactions represents trading gains net of trading losses and SEC transaction fees, where applicable, and are earned by us when we act as principal buying and selling our specialist stocks, rights, options, ETFs and futures. Also included in net gain on principal transactions are net gains and losses resulting from our market-making activities in ETFs, options and futures, the net gains and losses resulting from trading of foreign currencies, futures and equities underlying the rights, ETFs and options for which we act as specialist, and accrued dividends receivable or payable on our equity positions. These revenues are primarily affected by changes in share volume traded and fluctuations in prices of stocks, rights, options, ETFs and futures in which we are the specialist or in which we make a market.

Commissions revenue generated by our Specialist and Market-Making segment consists primarily of fees earned when our specialists act as agents by executing limit orders on behalf of brokers, professional traders and broker dealers after a specified period of time; we do not earn commissions when we match market orders or when we act as a market-maker. Beginning December 2006 the NYSE implemented a program of revenue sharing under which the NYSE will distribute a fixed rebate income support payment in the amount of approximately $53.0 million among the NYSE specialist firms for a six month transition period commencing December 1, 2006. LaBranche & Co. LLC will receive approximately $2.04 million per month through May 2007 under this program. Commencing June 1, 2007, the NYSE revenue sharing program will be based on specialist firm performance. There will be a base rebate on every trade a specialist enters on the NYSE in the amount of $0.000275 per share traded. Specialist firms will receive an additional rebate each month relating to their absolute market share in each of their specialist stocks if that market share exceeds 35%. The specialist may be entitled to an additional rebate of between $0.00014 to $0.00016 per share for certain trades that exceed to-be-determined market share thresholds.

Interest revenue generated by our Specialist and Market-Making segment consists primarily of interest earned in securities lending transactions and inventory financing in connection with our trading in options, futures and ETFs.

Revenues, net of interest expense, at our Specialist and Market-Making segment is calculated after netting revenues by the interest expense related to those operations and the interest expense related to our public debt. The interest expense related to our Specialist and Market-Making segment is primarily the result of inventory financing costs relating to positions taken in connection with our options, futures and ETFs specialist and market-making operations and interest on subordinated indebtedness that has been approved by the NYSE for inclusion in the net capital of our LaBranche & Co. LLC subsidiary.

Key Metrics of our Specialist and Market-Making Activities
When assessing the performance and financial results of a specific period, management examines certain metrics to ascertain their impact on cash equity specialist financial results. Some of the key metrics that we review, and their values for 2006, 2005 and 2004, are as follows:

(000's omitted)	2006	2005	2004	2006 vs. 2005 Percentage Change	2004 vs. 2005 Percentage Change
NYSE average daily share volume (in millions)	**1,826.7**	1,647.1	1,456.7	**10.9%**	13.1%
LAB share volume on the NYSE (in billions)	**105.9**	101.4	96.1	**4.4**	5.5
LAB dollar value on the NYSE (in billions)	**$3,778.3**	$3,355.3	$2,819.1	**12.6**	19.0
Share volume of principal shares traded (in billions)	**17.5**	19.6	22.3	**(10.7)**	(12.1)
Dollar value of principal shares traded (in billions)	**$ 657.4**	$ 692.5	$ 682.7	**(5.1)**	1.4
Average closing price of the CBOE Volatility Index	**12.8**	12.8	15.5	**0.0**	(17.4)
Program trading as a percentage of NYSE average daily share volume	**30.6**	30.3	25.5	**0.1**	18.8
Number of Specialist ETFs	**75**	52	18	**44.2**	188.9
Number of Specialist Options	**753**	617	321	**18.1**	92.2

Generally, an increase in the average daily share volume on the NYSE, an increase in volatility (as measured by the average closing price of the CBOE's Volatility Index®, or the "VIX"), an increase in the dollar value and share volume of our principal shares or a decrease in program trading enables us to increase our level of principal participation and thus our ability to realize net gain on principal transactions. While we monitor these metrics each period, they are not the sole indicators or factors in any given period that determine our level of revenues, profitability or overall performance. Other factors, such as extreme price movements, unanticipated company news and events and other uncertainties may influence our financial performance either positively or negatively.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

The decline in net gain on principal transactions in our Specialist and Market-Making segment was attributable primarily to our cash equity specialist operations. The decrease was due to a decline in principal shares traded, as well as market volatility, as measured by the average closing price of the VIX, which was unchanged year over year. Other factors that reduced our opportunity to participate was the continuing rise in program trading as a percentage of NYSE average daily share volume and decreases in NYSE average daily share volume and dollar value of principal shares traded of stocks for which we are the equity specialist.

The increase in stock borrow interest revenue generated by our Specialist and Market-Making segment consists primarily of interest earned in securities lending transactions and inventory financing in connection with our trading in options, futures and ETFs.

Other interest revenues increased due to the higher average interest rate yields earned on our investment of excess cash. Interest expense in our Specialist and Market-Making segment increased primarily as a result of increased inventory financing costs relating to the growth and expansion of trading activity in our options, futures and ETFs specialist and market-making operations. Inventory financing costs increased from $36.6 million in 2005 to $186.7 million in 2006. While interest expense increased to 30.4% of total segment revenues in 2006 from 13.2% in 2005, stock borrow interest income increased to 25.6% of total segment revenues in 2006 from 11.7% for 2005. Both stock borrow rebate and margin interest expense should be considered as components in the overall computation of net trading revenue in the Specialist and Market-Making segment.

Our Specialist and Market-Making segment realized a $120.1 million gain from the exchange of 36 NYSE memberships in the NYSE/Archipelago merger (another three memberships were held by our Execution and Clearing segment). We valued the 2.9 million shares of NYX stock received in exchange for those 36 NYSE memberships at fair value, which was deemed to be the value of the shares on the first day of trading of NYX stock, or $67.00 per share, minus a 10% valuation allowance due to the restrictions on transfer applicable to the shares. Since the consummation of the NYSE/Archipelago merger, we account for the investment in the NYX stock held by our Specialist and Market-Making segment at market value minus the valuation discount attributable to the transfer restrictions (at December 31, 2006, the discount was 7%). At December 31, 2006, the NYSE closing market price for the NYX stock was $97.20 per share as compared to $67.00 per share at the date of the NYSE/Archipelago merger. Thus, the aggregate gain, both realized and unrealized, in our Specialist and Market-Making segment with respect to the NYSE/Archipelago merger for 2006 was $220.3 million, including the dividend of $13.3 million we received in connection with our NYSE memberships prior to the NYSE/Archipelago merger.

For a discussion of operating expenses see "Our Operating Expenses" below.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

The increase in net gain on principal transactions is attributable primarily to our options, futures and ETFs specialist operations, with respect to which trading revenue increased by approximately 82% from 2004 to 2005. This revenue growth was the result of an increase in the number of products traded, market-maker professionals and exchanges on which we trade our derivative products. This was offset by a continued decrease in our cash equity specialist operations, in which trading revenue decreased by approximately 10% from 2004 to 2005. This decrease was at a lower rate than in 2004, but was similarly due to a decline in principal shares traded as well as the continued decline in market volatility, as measured by the average closing price of the VIX. Another factor that reduced the opportunity for our cash equity specialists to participate was the continuing rise in program trading as a percentage of NYSE average daily share volume. Program trading involves reducing large share orders into many smaller orders, resulting in the orders being matched electronically. These factors offset the benefit from the increases in NYSE average daily share volume and share volume and dollar value traded for equity securities in which we are the specialist. We believe that market volatility declined as the level of mutual funds' participation in the market declined.

Interest revenue earned by our Specialist and Market-Making segment was higher primarily due to an increase in securities lending transactions, resulting from increased trading activity in our options, futures and ETFs specialist and market-making operations.

Other revenue earned by our Specialist and Market-Making segment was lower primarily due to decreased proprietary trading gains.

Interest expense in our Specialist and Market-Making segment increased primarily as a result of increased inventory financing costs relating to the growth and expansion of trading activity in our options, futures and ETFs specialist and market-making operations. Inventory financing costs increased from $8.4 million in 2004 to $36.6 million in 2005. While interest expense increased to 13.2% of total segment revenues in 2005 from 4.0% in 2004, stock borrow interest income increased to 11.7% of total segment revenues in 2005 from 1.6% for 2004. Both stock borrow rebate and margin interest expense should be considered as components in the overall computation of net trading revenue in the Specialist and Market-Making segment.

For a discussion of operating expenses see "Our Operating Expenses" below.

EXECUTION AND CLEARING SEGMENT OPERATING RESULTS

(000's omitted)	For the Years Ended December 31, **2006**	2005	2004	**2006 vs. 2005 Percentage Change**	2004 vs. 2005 Percentage Change
Revenues:					
Commissions	**$33,919**	$41,729	$47,263	**(18.7)%**	(11.7)%
Stock borrow interest	**493**	355	109	**38.9**	225.7
Other interest	**1,308**	471	279	**177.7**	68.8
Net gain on NYX transaction	**18,355**	—	—	**100.0**	—
Other	**174**	118	365	**47.5**	(67.7)
Total segment revenues	**54,249**	42,673	48,016	**27.1**	(11.1)
Interest expense	**525**	311	158	**68.8**	96.8
Revenues, net of interest expense	**53,724**	42,362	47,858	**26.8**	(11.5)
Operating expenses	**38,271**	45,311	52,669	**(15.5)**	(14.0)
Exchange memberships impairment	**—**	—	2,027	**(100.0)**	(100.0)
Pre-tax income (loss)	**$15,453**	$(2,949)	$(6,838)	**424.0**	56.4

Our Execution and Clearing segment's commissions revenue includes fees charged to customers for execution, clearance and direct-access floor brokerage activities.

Our Execution and Clearing segment's other revenues consist of interest income, proprietary trading net gains or losses and fees charged to customers for use of our proprietary front-end order execution system.

Revenues, net of interest expense, at our Execution and Clearing segment is calculated after netting revenues by the interest expense incurred in those operations, which consists of customers' free credit balances, stock loan interest and bank loans.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Commission revenue from our Execution and Clearing segment decreased as a result of a continued decline in direct-access floor broker order flow and reduced trade volume from execution and clearing customers. Interest income increased as a result of additional amounts invested in T-bills, an increase in stock borrow interest income and a general increase in interest rates. Other revenue from our Execution and Clearing Segment remained relatively flat.

Our Execution and Clearing segment realized a $10.0 million gain from the exchange of three NYSE memberships in the NYSE/Archipelago merger (36 memberships were held by our Specialist and Market-Making segment). We valued the 0.2 million shares of NYX stock received in exchange for those three NYSE memberships at fair value, which was deemed to be the value of the shares on the first day of trading of NYX stock, or $67.00 per share, minus a 10% valuation allowance due to the restrictions on transfer applicable to the shares. Since the consummation of the NYSE/Archipelago merger, we account for our investment in the NYX stock held by our Execution and Clearing segment at market value minus the valuation discount attributable to the transfer restrictions (at December 31, 2006, the discount was 7%). At December 31, 2006, the NYSE closing market price for the NYX stock was $97.20 per share as compared to $67.00 per share at the date of the NYSE/Archipelago merger. Thus, our aggregate gain, both realized and unrealized, in our Execution and Clearing segment with respect to the NYSE/Archipelago merger for 2006 was $18.3 million, including the dividend of $1.1 million we received in connection with our NYSE memberships prior to the NYSE/Archipelago merger.

Interest expense at our Execution and Clearing segment remained relatively flat.

For a discussion of operating expenses see "Our Operating Expenses" below.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Commission revenue from our Execution and Clearing segment decreased as a result of a decline in direct-access floor broker order flow and reduced trade volume from clearance customers. This decline was partially offset by an increase in revenues from our IEG group as a result of general growth and expansion of its customer base. Interest income increased as a result of additional amounts invested in T-bills and an increase in interest rates. In addition, stock borrow income increased. Other revenue from our Execution and Clearing Segment remained relatively flat.

Interest expense at our Execution and Clearing segment remained relatively flat.

For a discussion of operating expenses see "Our Operating Expenses" below.

OTHER SEGMENT OPERATING RESULTS

(000's omitted)	For the Years Ended December 31, 2006	2005	2004	2006 vs. 2005 Percentage Change	2004 vs. 2005 Percentage Change
Revenues:					
Interest	**$ 4,954**	$ 3,145	$ 1,313	**57.5%**	139.6%
Other	**77**	10,844	24,697	**(99.3)**	(56.1)
Total segment revenues	**5,031**	13,989	26,010	**(64.0)**	(46.1)
Interest expense	**52,977**	51,726	53,788	**2.4**	(3.8)
Revenues, net of interest expense	**(47,946)**	(37,737)	(27,778)	**(27.1)**	(35.8)
Operating expenses	**11,838**	10,789	14,148	**9.7**	(23.7)
Debt repurchase premium	**—**	—	49,029	**—**	(100.0)
Pre-tax loss	**$(59,784)**	$(48,526)	$(90,955)	**(23.2)**	46.6

The portion of our revenues that is not generated from our two principal business segments consists primarily of unrealized gains or losses on our non-marketable investments and interest income from short-term investments of our excess cash.

Revenues, net of interest expense, at our Other segment is calculated after netting revenues by the interest expense related to our public debt and interest accrued on reserves.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Interest revenue increased primarily due to higher rates on our short-term investments. Other revenues decreased primarily due to the fact that we did not realize a gain in 2006 from the final installment (due to the release of an escrow) in October 2005 of $9.6 million from the sale of our investment in Lava.

Interest expense in our Other segment, increased to $52.9 million in 2006 from $51.7 in 2006, primarily due an increase in interest accrued on contingent tax reserves.]

For a discussion of operating expenses see "Our Operating Expenses" below.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Interest revenue increased primarily due to higher rates on our short-term investments. Other revenues decreased primarily as a result of the smaller realized gain from the final installment (due to the release of an escrow) in October 2005 of $9.6 million from the sale of our investment in Lava versus the $24.9 million realized gain in 2004 in connection with the disposition of our investment in Lava.

Interest expense in our Other segment decreased to $51.7 million in 2005 from $53.8 million in 2004, primarily due to long-term debt repayments on maturity.

For a further discussion of operating expenses, see "Our Operating Expenses" below.

OUR OPERATING EXPENSES

(000's omitted)	For the Years Ended December 31, **2006**	2005	2004	**2006 vs. 2005 Percentage Change**	2004 vs. 2005 Percentage Change
Expenses:					
Employee compensation and related benefits	**$ 88,370**	$103,531	$ 99,310	**(14.6)%**	4.3%
Exchange, clearing and brokerage fees	**45,711**	40,664	39,010	**12.4**	4.2
Lease of exchange memberships	**4,791**	3,979	15,565	**20.4**	(74.4)
Goodwill impairment	**—**	—	37,600	**—**	(100.0)
Exchange memberships impairment	**—**	—	18,327	**—**	(100.0)
Debt repurchase premium	**—**	—	49,029	**—**	(100.0)
Other operating expenses	**57,613**	51,407	51,886	**12.1**	(0.9)
Total expenses before provision (benefit) for income taxes	**196,485**	199,581	310,727	**(1.6)**	(35.8)
Provision (benefit) for income taxes	**$100,208**	$ 13,584	$(12,045)	**637.7**	212.8

Our Specialist and Market-Making segment's employee compensation and related benefits expense consists of salaries, wages and incentive compensation paid to our traders and related support staff. The employee compensation and benefits expense related to our Execution and Clearing segment consists of salaries, wages and incentive compensation paid to our execution and clearing professionals, as well as compensation based on commissions earned by various trading professionals. Incentive compensation may include cash compensation and stock-based compensation paid or granted to managing directors, trading professionals and other employees based on our results, their contributions to our business and other factors.

Exchange, clearing and brokerage fees expense at our Specialist and Market-Making segment consists primarily of fees paid by us to the NYSE, AMEX, other exchanges, the Depository Trust Clearing Corporation ("DTCC") and to third party execution and clearing companies. The fees paid by us to these entities are primarily based on the volume of transactions executed by us as principal and as agent, a fee based on exchange seat/trading license use, an allocation fee requiring specialist firms to share the cost of newly allocated listings, technology fees, a flat annual fee and execution and clearing fees. These fees are expected to decline in 2007 based on the new fee structure at the NYSE. Our Execution and Clearing segment's exchange, clearing and brokerage fees expense consists of floor brokerage fees paid to direct-access floor brokers and fees paid to various exchanges.

Other operating expenses primarily are comprised of occupancy costs, such as office space and equipment leases and utilities, communications costs, professional, legal and consulting fees and restructuring costs.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

While consolidated employee compensation and related benefits expense declined in 2006 compared to 2005, there were material changes within the components of employee compensation and benefits expense in each of our business segments year over year. The main cause of these changes was the decrease in incentive compensation, salaries and related benefits in connection with our specialist and market-making operations resulting from decreased profitability and declines in the number of personnel. The satisfaction and payment of a retention bonus plan liability, and the December 2005 termination of a deferred compensation plan, both related to a prior acquisition, contributed to the decline in employee compensation in 2006. Salaries and incentive compensation in our Execution and Clearing segment declined due to a decline in trading and support personnel. Employee compensation and related benefits decreased to 20.4% of revenues, net of interest expense, in 2006 from 41.3% in 2005.

Exchange, clearing and brokerage fees increased primarily due to increased trading activity in our options, futures and ETFs specialist and market-making operations. Partially offsetting the increase was a decrease in exchange, clearing and brokerage fees at our Execution and Clearing segment related to lower revenues from direct-access floor brokers. Exchange, clearing and brokerage fees declined to 10.6% of revenues, net of interest expense, in 2006 from 16.2% in 2005.

Lease of exchange memberships increased as a result of the number of trading licenses we obtained since we no longer own 39 NYSE memberships following the NYSE/Archipelago merger. Lease of exchange memberships expense decreased to 1.1% of revenues, net of interest expense, in 2006 from 1.6% for the same period in 2005.

Other operating expenses increased slightly in 2006 compared to 2005 due to an increase in occupancy expense in connection with our move to new space in New York and the overlap of rent in the office space we rented prior to our move and in connection with the reduction of our headcount by 126 positions due to automation in the NYSE's HYBRID market. As a result of this restructuring, we incurred additional compensation expense and related benefits of $3.7 million in connection with severance and supplemental unemployment compensation paid.

SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires entities to test goodwill for possible impairment on an annual basis, or more frequently, if certain events and circumstances exist. We tested our goodwill for impairment at December 31, 2006, per the annual testing requirement, and noted no further impairment of this asset at that date. For a more complete description of our methodology in evaluating the reasonableness of the carrying value of our goodwill, please see "—Critical Accounting Estimates."

Our expense for income taxes increased in 2006 to $100.2 million, versus a tax expense of $13.6 million in 2005. Our effective tax rate rose to 42.3% in 2006 from 26.6% in 2005. In 2006, the effective tax rate was lower than the statutory rate due to a tax benefit that resulted from a permanent difference related to dividends. In 2005, the effective rate was lower than the statutory rate due to significant tax benefits recognized by a tax rate change applied to our net deferred tax liability.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

While consolidated employee compensation and related benefits expense increased slightly in 2005 as compared to 2004, there were material changes within the components of employee compensation and benefits expense in each of our business segments year over year. The main cause of these changes was the increase in incentive compensation, salaries and related benefits in connection with our options, futures and ETFs specialist and market-making operations resulting from increased trading and support personnel. These increases were partially offset by decreases in compensation related to our cash equity specialist activities due to a reduction in personnel. The satisfaction and payment of a retention bonus plan liability, and the December 2005 termination of a deferred compensation plan, both related to a prior acquisition, also partially offset the increase in employee compensation. Salaries and incentive compensation at our Execution and Clearing segment declined due to a decrease in trading and support personnel. Employee compensation and related benefits increased to 41.3% of revenues, net of interest expense, in 2005 from 38.9% in 2004.

Exchange, clearing and brokerage fees increased primarily due to increased trading activity in our options, futures and ETFs specialist and market-making operations. Partially offsetting the increase was a decrease in exchange, clearing and brokerage fees at our Execution and Clearing segment related to lower revenues from direct-access floor brokers. Exchange, clearing and brokerage fees increased to 16.2% of revenues, net of interest expense, in 2005 from 15.3% in 2004.

Lease of exchange memberships decreased substantially as a result of the decline in the average annual lease cost of an NYSE membership and a decrease in the number of our leased NYSE memberships. Our average annual lease cost of an NYSE membership in 2005 was approximately $70,000, as compared to approximately $235,000 in 2004. Additionally, we leased on average approximately 11 fewer NYSE seats in 2005 than we did in 2004. Lease of exchange memberships expense decreased to 1.5% of revenues, net of interest expense, in 2005 from 6.1% for the same period in 2004.

Other operating expenses decreased in 2005 as compared to 2004 primarily due to an decrease in legal, audit and other professional fees incurred primarily in connection with Sarbanes-Oxley Act compliance, as well as fees charged on a committed revolving credit facility established in the first quarter of 2004, which was terminated upon the completion of the refinancing of our indebtedness on May 18, 2004.

SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires entities to test goodwill for possible impairment on an annual basis, or more frequently, if certain events and circumstances exist. We tested our goodwill for impairment at December 31, 2005, per the annual testing requirement, and noted no further impairment of this asset at that date. In September 2004, we recorded a goodwill impairment charge of $37.6 million, all of which was attributable to our Specialist and Market-Making segment. The impairment charge, which represented the excess of the carrying value of our Specialist and Market-Making segment's goodwill over its implied fair value, was necessary to properly reflect the carrying value of our goodwill at September 30, 2004. We updated our third quarter 2004 goodwill valuation results at December 31, 2004, per the annual testing requirement, and noted no further impairment of this asset at that date. For a more complete description of our methodology in evaluating the reasonableness of the carrying value of our goodwill, please see "—Critical Accounting Estimates."

We did not record an exchange-membership impairment in 2005. In 2004, however, we recorded an $18.3 million other-than-temporary impairment charge related to our NYSE exchange memberships. Of this total, $16.3 million was attributable to our Specialist and Market-Making segment and $2.0 million was attributable to our Execution and Clearing segment.

Our 2004 operating expenses included a $49.0 million charge in connection with the repurchase of a substantial portion of our then-outstanding senior notes and senior subordinated notes. This charge was attributable to a consent payment, which was offered to debt holders who tendered their 2004 Notes and 2007 Notes by April 19, 2004, and a premium for tendering the 2004 Notes and 2007 Notes for purchase prior to their maturity. No such expenses were incurred in 2005.

Our expense for income taxes increased in 2005 to $13.6 million, versus a tax benefit of $12.0 million in 2004. Our effective tax rate rose to 26.6% in 2005 from 21.8% in 2004. The 2004 effective rate was lower than the statutory rate mainly due to the reduction of non-deductible goodwill impairment limiting the tax benefit from the loss. In 2005, the effective rate was lower than the statutory rate due to significant tax benefits recognized by a tax rate change applied to our net deferred tax liability.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, we had $5,374.9 million in assets, of which $599.8 million consisted of cash and short-term investments, primarily in government obligations maturing within three months, cash and securities segregated under federal regulations and overnight repurchase agreements. To date, we have financed our operations primarily with retained earnings from operations and proceeds from our debt and equity offerings. Due to the nature of the securities business and our role as a specialist, market-maker and execution agent, the amount of our cash and short-term investments, as well as operating cash flow, may vary considerably due to a number of factors, including the dollar value of our positions as principal, whether we are net buyers or sellers of securities, the dollar volume of executions by our customers and clearing house requirements, among others. Certain regulatory requirements constrain the use of a portion of our liquid assets for financing, investing or operating activities.

Similarly, the nature of our business lines, the capital necessary to maintain current operations and our current funding needs subject our cash and cash equivalents to different requirements and uses.

As of December 31, 2006, the scheduled maturities of our contractual obligations, without taking into account any available roll-over provisions, were as follows:

(000's omitted)	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Short Term and Long Term Debt*	$481,453	$21,642	$199,845	$ —	$259,966
Subordinated Liabilities	9,395	6,395	3,000	—	—
Operating Lease Obligations	18,818	2,977	5,158	5,134	5,549
Total	$509,666	$31,014	$208,003	$5,134	$265,515

*Amounts represent aggregate amount to be paid at maturity and do not include discounts of approximately $0.1 million as of December 31, 2006.

The above table includes indebtedness with primarily long-term maturities, the interest and principal payments of which have a significant effect on the cash available to finance our current and future operations. As of December 31, 2006, our most significant long-term indebtedness was the $199.8 million aggregate principal amount of our outstanding senior notes that mature in May 2009, and the $260.0 million aggregate principal amount of our outstanding senior notes that mature in May 2012.

At December 31, 2006, our net cash capital position was $149.1 million. Fluctuations in net cash capital are common and are a function of variability in our total assets, balance sheet composition and total capital. We attempt to maintain cash capital sources in excess of our aggregate longer-term funding requirements (i.e., positive net cash capital). Over the previous 12 months, our net cash capital has averaged above $100 million.

($ millions)	2006	2005
Cash Capital Available:		
Stockholders' equity	**$ 874.7**	$ 733.5
Subordinated debt	**6.4**	9.4
Long term debt > 1 year	**459.8**	481.4
Other holding company liabilities	**57.5**	35.6
Total cash capital available	**$1,398.4**	$1,259.9
Cash Capital Required:		
Regulatory capital	**$ 337.8**	$ 449.7
Working capital	**180.5**	119.1
Illiquid assets/long-term investments	**723.9**	582.2
Subsidiary intercompany	**7.1**	2.0
Total Cash Capital Required	**$1,249.3**	$1,153.0
Net Cash Capital	**$ 149.1**	$ 106.9

"Cash Capital Available" is mainly comprised of stockholders' equity, long term debt, subordinated debt and other liabilities of our parent holding company which, in the aggregate, constitute the currency used to purchase our assets and provide our working capital. This amount will principally be affected as debt matures or is refinanced and as earnings are retained or paid as dividends. "Cash Capital Required" mainly consists of the assets used in our businesses. Regulatory capital is defined as capital required by the SEC and applicable exchanges to be maintained by broker-dealers. It is principally comprised of cash, net equities, other investments and net receivables from other broker-dealers. Working capital constitutes liquid assets provided to our subsidiaries in excess of the required regulatory capital. Illiquid assets and long term investments are mainly comprised of exchange memberships, intangible assets, such as goodwill, trade-name and stock listing rights, deposits, deferred taxes and non-marketable investments. "Net Cash Capital" is considered to be the excess of Cash Capital Available over Cash Capital Required, or "free cash," which we can utilize to fund our business needs.

We also monitor alternative funding measures in addition to our available net cash. The alternative funding measures are significant transactions and actions we could take in a short-term time frame to generate cash to meet debt maturities or other business needs. More precisely, as of December 31, 2006, we have identified the following alternative funding measures to support future debt maturity requirements:

- Liquidation of net invested capital at certain subsidiaries.
- Reduction of excess capital at LaBranche & Co. LLC to only required net liquid assets (excess NLA dividend)
- Further reduction of NLA requirements by the NYSE and SEC.
- Our restricted NYX shares, as previously discussed, can be either sold or held as good capital as their restrictions are removed.If the shares are held as good capital, no tax charge is applied and cash can be freed from its current use as NLA capital.

ALTERNATIVE FUNDING MEASURES

	$ millions
Net cash capital	$ 149.1
Investment in subsidiaries	171.5
Further reduction of NLA requirements	74.0
NYX group stock (1) (2)	171.7
Total cash available from alternate funding measures	$ 566.3

(1) Computed on an after-tax basis
(2) Based on NYX price of $97.20 per share on December 29, 2006

In addition to the alternative funding measures above, we monitor the maturity profile of our unsecured debt to minimize refinancing risk and we maintain relationships with debt investors and bank creditors. Strong relationships with a diverse base of creditors and debt investors are critical to our liquidity. We also maintain available sources of short-term funding that exceed actual utilization, thus allowing us to accommodate changes in investor appetite and credit capacity for our debt obligations.

With respect to the management of refinancing risk, the maturity profile of our long-term debt portfolio is monitored on an ongoing basis and structured within the context of two significant debt tranches with a significant spread of years between maturities (mid-term and long-term). Thus, we have strategically negotiated debt terms maturing in 2009 and 2012 for the significant debt tranches. In addition, the debt tranches have call provisions which allow pre-maturity retirements as early as 2007. The debt tranches have available maturities and calls over the six year period 2007 through 2012 to allow us maximum flexibility in satisfying the debt maturities with payments and/or sufficient time to refinance the long-term debt as required. The following chart profiles our long-term debt maturity schedule as of December 31, 2006.

LAB LONG TERM DEBT
PRINCIPAL & CALLABLE REPAYMENT SCHEDULE
($ in Millions)


Principal Repayment(1)
Callable Opportunity
24.6
209.3
3.0
478.9
199.8
267.1
260.0
260.0
260.0
2007
2008
2009
2010
2011
2012

(1) Excludes Extendible Debt of $1.1mm in 2007. Extendible debt is defined as debt instruments with extendible maturity. Unless debt holders instruct the company to redeem their debt, the earliest maturity date of these instruments is automatically extended. Based on part experience, the majority of the Company's extendibles are expected to remain outstanding beyond their earliest maturity date.

Our outstanding senior notes were issued pursuant to an indenture which includes certain covenants that, among other things, limit our ability to make certain investments, engage in transactions with stockholders and affiliates, create liens on our assets and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions. In addition, our ability to make so-called "restricted payments," such as incurring additional indebtedness (other than certain "permitted indebtedness"), paying dividends, redeeming stock or repurchasing subordinated indebtedness prior to maturity, is limited if our consolidated fixed charge coverage ratio is at or below a threshold of 2.00:1. The "consolidated fixed charge coverage ratio" reflects a comparison between (1) our consolidated earnings before interest, taxes, depreciation and amortization expenses, or "EBITDA," and (2) the sum of our consolidated interest expense and a tax-effected multiple of any dividend payments with respect to our preferred stock. As of December 31, 2006, our consolidated fixed charge coverage ratio, as defined, was 1.60:1, which means we currently cannot make any "restricted payments," other than repurchasing our outstanding senior notes and any "restricted payments" up to an aggregate of $15.0 million over the life of the indenture. Even though our fixed charge coverage ratio is below 2.00:1, we are still in compliance with all our covenants under the indenture.

In addition, under the indenture governing our outstanding senior notes, if, at any time, our cumulative "restricted payments" since May 18, 2004 generally are greater than (i) the sum of (A) 50.0% of our cumulative consolidated net income, as defined in the indenture, since July 1, 2004 (or, if such calculation is a loss, minus 100.0% of such loss) and (B) 100.0% of the net cash proceeds received from any issuance or sale of our capital stock since July 1, 2004, plus (ii) $15.0 million, we will not be entitled to make a "restricted payment" at such time. As of December 31, 2006, our cumulative consolidated net income since July 1, 2004 was $176.4 million, and we had received approximately $1.4 million upon the exercise of options since July 1, 2004. As explained above, however, our "fixed charge coverage ratio" currently is below 2.00:1 and accordingly, we are unable to make restricted payments greater than the $15.0 million "basket" described above. While we have not made any restricted payments since May 18, 2004, we cannot be sure if, when or to what extent this covenant will prevent or limit us from making restricted payments in the future.

The indenture governing our outstanding senior notes permits us to redeem some or all of the senior notes due 2009 on or after May 15, 2007 and some or all of the senior notes due 2012 on or after May 15, 2008 at varying redemption prices, depending on the date of redemption. In addition, we have the option to redeem up to 33.0% of the aggregate principal amount of the senior notes due 2009 at a redemption price of 109.5% and up to 33.0% of the aggregate principal amount of the senior notes due 2012 at a redemption price of 111.0% using the proceeds of certain equity offerings which we may complete on or prior to May 15, 2007. Under the terms of the indenture, if we sell substantially all our assets or experience specific kinds of changes in control, we will be required to offer to repurchase outstanding senior notes, on a pro rata basis, at a price in cash equal to 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. To the extent we repurchase any outstanding senior notes in connection with future corporate strategic initiatives, our fixed-term interest payments would be correspondingly reduced.

The remaining $13.6 million aggregate principal amount of senior subordinated notes due 2007 that we did not repurchase in connection with our May 2004 debt refinancing will continue to accrue interest at a rate of 12.0% per annum until they mature on March 2, 2007. We intend on repaying the full amount of principal and interest on these notes at maturity.

As of December 31, 2006, the subordinated indebtedness of LaBranche & Co. LLC aggregated $9.4 million. This subordinated debt is comprised of senior subordinated notes and junior subordinated notes, which mature on various dates between February 2007 and June 2008 and bear interest at annual rates ranging from 7.7% to 10.0%. The senior subordinated notes were originally issued in the aggregate principal amount of $15.0 million, and, in accordance with their terms, $3.0 million in principal amount must be repaid on June 3 of each of 2004, 2005, 2006, 2007 and 2008. LaBranche & Co. LLC repaid $3.0 million in accordance with these terms in each of June 2004, 2005 and 2006. LaBranche & Co. LLC may prepay, at a premium, all or any part of such senior subordinated notes at any time, provided that the amount prepaid is not less than 5.0% of the aggregate principal amount of such senior subordinated notes then outstanding. Upon the occurrence of a change of control, LaBranche & Co. LLC may, but is not required to, make one irrevocable separate offer to each holder of the senior subordinated notes to prepay all the senior subordinated notes then held by that holder. The occurrence of a change of control also constitutes an event of acceleration under the senior subordinated notes. Our outstanding junior subordinated notes in the aggregate principal amount of $3.4 million, have automatic rollover provisions, which extend their maturity for an additional year, unless we provide at least seven months advance notice of our intention not to renew at maturity. LaBranche & Co. LLC is entitled to prepay—with written consent from the NYSE—the junior subordinated notes without penalty under the terms of the agreements relating thereto.

As of December 31, 2006, our outstanding indebtedness included eight separate note obligations, each in the principal amount of $1.0 million, which mature in August 2007 and bear interest at an annual rate of 9.0%.

Below is a table providing future redemption and repayment opportunities with respect to the above-described debt pursuant to the terms thereof:

Debt	Interest Rate	Remaining Principal	Maturity Date	First Call
Senior Notes due 2012	11.0%	$260.0 million	May 15, 2012	May 15, 2008 first call is at 105.50%[2]
Senior Notes due 2009	9.5%	$199.8 million	May 15, 2009	May 15, 2007 first call is at 104.75%[2]
Senior Subordinated Notes	12.0%	$13.6 million	March 2, 2007	None - will be paid at maturity
Subordinated Notes	9.0%	$8.0 million	August 7, 2007	None - will be paid at maturity
Senior Subordinated Notes[1]	7.69%	$6.0 million	June 3, 2008	None - will be paid at maturity
Subordinated Notes	10.0%	$3.4 million	Automatic Renewal	None - Requires six-month notice to Junior redeem
Total		$490.8 million		

(1) Of the $6.0 million remaining principal, $3.0 million must be paid in June 2007 (with interest) and the other $3.0 million must be paid in June 2008 (with interest).
(2) The redemption premium is reduced by one-half each subsequent May 15.

On October 24, 2006, pursuant to the terms of the indenture governing the senior notes, we offered to purchase outstanding senior notes in the aggregate principal amount of up to $6.6 million. This offer expired on November 22, 2006, with $26,000 principal amount of outstanding senior notes having been tendered. Following the closing of this transaction and the closings of other previous offers to repurchase with immaterial tenders of senior notes, approximately $199.8 million aggregate principal amount of our senior notes due 2009 remained outstanding and approximately $260.0 million aggregate principal amount of our senior notes due 2012 remained outstanding. For a more detailed description of this transaction, please see "—Completed Senior Note Repurchase."

As of December 31, 2005, we owned 39 NYSE memberships, with a combined value of $58.5 million, out of a total 1,366 NYSE memberships, representing a 2.9% ownership interest in the NYSE. Upon consummation of the NYSE merger with Archipelago on March 7, 2006, each NYSE membership became entitled to receive in exchange for the NYSE membership $300,000 in cash, plus 80,177 shares of NYSE Group common stock. In addition, immediately prior to the consummation of the NYSE/Archipelago merger, the NYSE announced the declaration of a "permitted dividend" payable with respect to each NYSE membership in the amount of approximately $70,570, which was equivalent to each membership's pro rata portion of the NYSE's "excess cash," as defined in the NYSE/Archipelago merger agreement. In the NYSE/Archipelago merger, in exchange for our 39 NYSE memberships, we received an aggregate of $11.7 million in cash (not including the permitted dividend) and 3,126,903 shares of NYSE Group common stock. We received the permitted dividend with respect to each of the 39 NYSE memberships on March 14, 2006, and we received the remaining merger consideration on March 21, 2006.

As a specialist and market-maker, we are required to maintain certain levels of capital and liquid assets as promulgated by various regulatory agencies which regulate our business. As part of our overall risk management procedures (for further discussion, refer to Part I, Item 3. "Quantitative and Qualitative Disclosures about Market Risk"), we attempt to balance our responsibility as specialist, market-maker and broker-dealer with our overall capital resources. These requirements restrict our ability to make use of cash and other liquid assets for corporate actions, such as repaying our debt, repurchasing stock or making acquisitions. As a broker-dealer, LaBranche & Co. LLC is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150.0% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is deemed detrimental to the financial integrity of the broker-dealer. As of December 31, 2006, LaBranche & Co. LLC's net capital, as defined, was $365.5 million, which exceeded the minimum requirements by $364.3 million.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Prior to September 1, 2006, LaBranche & Co. LLC's and LSPS' net liquid asset requirements were combined. The combined requirement was satisfied by LaBranche & Co. LLC's net liquid assets alone. Subsequent to September 1, 2006, each of LaBranche & Co. LLC and LSPS is required to compute and meet its own requirement. As of December 31, 2006, LaBranche & Co. LLC's NYSE minimum required dollar amount of net liquid assets, as defined, was $323.3 million, and its actual net liquid assets, as defined, were $360.9 million. LSPS' net liquid assets requirement as of December 31, 2006 is discussed below. As of December 31, 2005, LaBranche & Co. LLC's and LSPS' combined NYSE minimum required dollar amount of net liquid assets, as defined was $447.0 million, and its actual net liquid assets, as defined, were $459.3 million. LaBranche & Co. LLC thus satisfied its net liquid asset requirement as of each of those dates.

On July 25, 2006, the SEC approved a reduction of the minimum dollar regulatory capital for a specialist in cash equities and increased the requirement for a specialist in ETFs. This reduction is to be effected in four quarterly installments, the first two of which were on September 1, 2006 and December 1, 2006. After the first installment, LaBranche & Co. LLC paid to us a dividend of $49 million, and after the second installment, LaBranche & Co. LLC paid to us a dividend of $57 million. These dividend payments were mainly comprised of the NLA reduction payments but also included dividends for excess regulatory capital. LaBranche & Co. LLC's aggregate required minimum NLA will be further reduced in additional installments on March 1, 2007 and June 1, 2007.

The AMEX generally requires its equity specialist firms to maintain a cash or liquid asset position equal to the greater of (a) $1.0 million or (b) an amount sufficient to assume a position of sixty trading units of each security in which the equity specialist is registered. As of December 31, 2006 and December 31, 2005, LaBranche & Co. LLC satisfied the AMEX equity specialist liquid asset requirements.

As a registered broker-dealer and member firm of the NYSE, LFS is also subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the NYSE. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.5 million or 2.0% of aggregate debit items, as defined. As of December 31, 2006 and December 31, 2005, LFS' net capital, as defined, was $38.3 million and $19.7 million, respectively, which exceeded minimum requirements by $36.8 million and $18.2 million, respectively.

As a clearing broker-dealer, LFS also is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2007, to comply with its December 31, 2006 requirement, cash and U.S. Treasury Bills in the amount of $3.7 million were segregated in a special reserve account for the exclusive benefit of customers, thus exceeding actual requirements by $1.7 million. As of January 4, 2006, to comply with its December 31, 2005 requirement, cash and U.S. Treasury Bills in the amount of $1.2 million were segregated in a special reserve account for the exclusive benefit of customers, exceeding actual requirements by $1.2 million. In addition, the Proprietary Accounts of Introducing Brokers ("PAIB") Calculation is computed in order for correspondent firms to classify their assets held by LFS as allowable assets in the correspondents' net capital calculation. As of January 3, 2007, to comply with LFS' December 31, 2006 requirement, cash and U.S. Treasury Bills in the amount of $5.2 million were segregated in a special reserve account for the exclusive benefit of PAIB customers, exceeding actual requirements by $1.0 million. As of January 4, 2006, to comply with LFSI's December 31, 2005 requirement, cash and U.S. Treasury Bills in the amount of $5.7 million were segregated in a special reserve account for the exclusive benefit of customers, thus exceeding actual requirements by $2.0 million.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the AMEX. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2006 and December 31, 2005, LSP's net capital, as defined, was $68.2 million and $56.8 million, respectively, which exceeded minimum requirements by $67.4 million and $55.7 million, respectively. LSP's aggregate indebtedness to net capital ratio on those dates was .18 to 1 and .29 to 1, respectively.

LSPS, as a specialist and member of the NYSE, is subject to the provisions of SEC Rule 15c3-1, as adopted and administered by the SEC and NYSE. LSPS is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2006 and December 31, 2005, LSPS' net capital, as defined, was $20.2 million and $10.7 million, respectively, which exceeded the minimum requirements by $20.0 million and $10.6 million, respectively. LSPS' aggregate indebtedness to net capital ratio on those dates was .12 to 1 and .16 to 1, respectively. As of December 31, 2006, LSPS' NYSE minimum required dollar amount of net liquid assets, as defined, was $13.5 million, and its actual net liquid assets, as defined, were $19.8 million. Prior to September 1, 2006, LSPS was not required to perform a separate net liquid assets calculation because LaBranche & Co. LLC's actual net liquid assets exceeded the combined net liquid assets requirement of LaBranche & Co. LLC and LSPS.

As a registered broker-dealer and AMEX member firm, LSPD is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and AMEX. LSPD is required to maintain minimum net capital, as defined, equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2006, LSPD's net capital, as defined, was $3.0 million, which exceeded its minimum requirements by $3.0 million.

Failure by any of our broker-dealer subsidiaries to maintain its required net capital and net liquid assets, where applicable, may subject it to suspension or revocation of its SEC registration or its suspension or expulsion by the NYSE, the AMEX and/or any other exchange of which it is a member firm.

As evidenced by the foregoing requirements, our broker-dealer subsidiaries require a substantial amount of capital. In particular, LaBranche & Co. LLC's net liquid asset requirement of $323.3 million limits our ability to utilize a substantial portion of our liquid assets for other corporate purposes. Although a portion of the combined net liquid asset requirement of $323.3 million is met by LaBranche & Co. LLC's securities positions, pending trades and other assets associated with our equity specialist activities, a substantial portion of LaBranche & Co. LLC's cash and cash equivalents as of December 31, 2006 was used to meet its net liquid asset requirement.

On March 7, 2007, trading restrictions with respect to 1,042,301 of our 3,126,903 shares of NYX common stock will lapse. It is possible that, beginning on or after March 7, 2007, we may use at least a portion of such 1,042,301 shares of NYX stock to satisfy our net capital and net liquid assets requirements at LaBranche & Co. LLC, subject to required haircuts. In the event we use those NYX shares to satisfy our requirements, additional cash that has been used to meet these requirements could be used for other corporate purposes, including repurchasing our outstanding senior notes.

As of December 31, 2006, we had a tax receivable of $5.4 million and a tax payable of $10.5 million with respect to our 2005 tax year. The 2006 tax receivable of $5.4 million included a pending tax assessment of $2.6 million as of December 31, 2006.

Our "Other liabilities" of $15.2 million reflected on the accompanying 2006 consolidated statement of financial condition are comprised of legal and tax contingencies pursuant to SFAS 5. Such contingencies are considered long term, as there is no present obligation to pay such liabilities in the foreseeable future.

We currently anticipate that we will be able to meet our working capital, regulatory capital and capital expenditure requirements through at least the next twelve months.

CREDIT RATINGS

Our outstanding senior notes were originally sold in private sales to institutional investors on May 18, 2004, and substantially all these senior notes were subsequently exchanged for substantially identical senior notes registered under the Securities Act of 1933, as amended, pursuant to the terms of our May 2004 debt refinancing. The senior subordinated notes that remain outstanding since our May 2004 debt refinancing, in the aggregate principal amount of $13.6 million, are publicly held but are no longer rated. The following table sets forth the credit ratings on our registered outstanding senior notes as of December 31, 2006:

	Moody's Investors Service	Standard & Poor's
2009 Senior Notes	Ba2	B
2012 Senior Notes	Ba2	B

In August 2005, although Moody's Investor Services changed its credit rating of our outstanding senior notes from Ba1 to Ba2, it improved its outlook to stable due to our high quality balance sheet and improved liquidity. In September 2005, Standard & Poors also improved its outlook on our outstanding senior notes to stable, while affirming our B rating, due to our improved debt service and liquidity positions. There were no updates to these credit ratings by either Moody's or Standard & Poors in 2006.

CASH FLOWS

Our cash flows are related primarily to our specialist trading activities, as well as to our financing activities related to the expansion of our business.

Year Ended December 31, 2006 Our cash and cash equivalents increased $130.1 million to $557.4 million at the end of 2006. The increase was primarily the result of the combined effects of $32.1 million of positive cash flow from earnings, a $104.0 million net decrease in working capital applied to broker/dealer receivables and payables and investments, a $44.0 million decrease in securities purchased under an agreement to resell offset by an aggregate $29.2 million decrease of net other liabilities over other assets, a $17.7 million expenditure for capital assets and a $3.0 million repayment of a subordinated debt.

Year Ended December 31, 2005 Our cash and cash equivalents decreased $17.1 million to $427.3 million at the end of 2005. The decrease was the result of the combined effects of a $7.3 million repayment of debt and minority interest obligations, a $1.3 million expenditure for capital assets and a $14.6 million payment of a deferred compensation arrangement offset by $6.0 million of positive net operating activity cash flows.

Year Ended December 31, 2004 Our cash and cash equivalents decreased $47.4 million to $444.4 million at the end of 2004. The decrease was the result of $125.4 million used in our operating activities primarily for payment of the $63.5 million in restitution and fines in settlement of the prior year's NYSE and SEC specialist investigation and a $74.0 million increase in repurchase agreements. This decrease was partially offset by $79.0 million provided as a result of the refinancing of our indebtedness.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Due to regulatory requirements that prescribe communication barriers between our broker-dealer subsidiaries, we employ different compliance risk management procedures at each such subsidiary. These risk processes are set forth below:

Our Cash Equity Specialist Risk Management Process
Because our equity specialist activities on the NYSE and AMEX expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the HYBRID market helps us to manage risks by incorporating up-to-date market information in the management of our inventory, subject to our specialist obligations. We have developed a risk management process at our LaBranche & Co. LLC subsidiary that is designed to balance our ability to profit from our specialist activities with our exposure to potential losses and compliance risk. This risk management process includes participation by our corporate compliance committee, executive operating committee, floor management committee, post managers, floor captains, specialists and chief risk officer. These parties' roles are as follows:

Corporate Compliance Committee. Our corporate compliance committee was established in February 2002 and consists of representatives from executive and senior management, compliance personnel, including our on-floor compliance officer, our general counsel, our chief regulatory officer and several additional senior floor specialists, known as post managers. The role of the corporate compliance committee is to monitor and report to senior management on the statutory and regulatory compliance efforts of our specialist business. The corporate compliance committee also advises the compliance department in establishing, reviewing and revising our policies and procedures governing LaBranche & Co. LLC's regulatory compliance structure.
Executive Operating Committee. Our executive operating committee is composed of two executive officers. This committee is responsible for approving all risk management procedures and trading guidelines for our specialist stocks, after receiving recommendations from our floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

Floor Management Committee. Our NYSE floor management committee is composed of five post managers, two wheel managers, two floor managers, one SWAT team manager and one quality assurance manager. This committee is responsible for formulating and overseeing our overall risk management procedures and trading guidelines for each of our specialist stocks. In determining these procedures and guidelines, the floor management committee considers the recommendations of the floor captains. The post managers meet with their respective floor captains on a weekly basis to review and, if necessary, revise the risk management procedures and trading guidelines for particular specialist stocks. The wheel managers ensure that the floor is adequately staffed at all times. In addition, post managers, wheel managers and floor captains are always available on the trading floor to review and assist with any unusual trading situations reported by a floor captain, and the swat-team manager is available to assess and provide assistance on break-out, or intense, trading situations. Our floor management committee reports to our executive operating committee about each of these trading situations as they occur. Our floor management committee also trains other specialists and trading assistants on a regular basis on new rules and/or interpretations from the NYSE with respect to our specialist obligations and guidelines, with the assistance of our compliance department.

Floor Captains. We employ eight floor captains who monitor the activities of our cash equity specialists throughout the trading day from various positions at our trading posts. The floor captains observe trades and constantly review trading activities on a real-time basis. In addition, the floor captains are readily available to assist our specialists in determining when to deviate from procedures and guidelines in reacting to any unusual situations or market conditions. The floor captains report these unusual situations and any deviations from these procedures and guidelines to their respective post managers. Floor captains meet with each specialist at least once a week to evaluate each specialist's adherence to our risk management procedures and trading guidelines, as well as to review compliance reports generated by the compliance department in monitoring and reviewing specialist trading activities. Floor captains also meet to review risk procedures and guidelines and, if appropriate, make recommendations to the floor management committee.

Specialists. Our specialists conduct electronic and, at times, manual auctions of our specialist stocks based upon the conditions of the marketplace. In doing so, specialists observe our risk management procedures and trading guidelines in tandem with their responsibility to create and maintain a fair and orderly market. Specialists promptly notify a floor captain of any unusual situations or market conditions requiring a deviation from our procedures and guidelines.

On-Floor Compliance Officer. We also have an on-floor compliance officer that monitors the specialists' compliance with NYSE rules throughout the day on an ad hoc basis. The on-floor compliance officer reports his findings and on general on-floor compliance initiatives on a daily basis to our equity specialist unit's Chief Compliance Officer and Chief Executive Officer and provides summary updates of these efforts to the Corporate Compliance Committee on a monthly basis. Many of our compliance and risk management activities flow from the efforts of our on-floor compliance initiative.

Electronic Exception Reports. We have implemented a system of electronic rule exception reports at our LaBranche & Co. LLC subsidiary to monitor our compliance with NYSE and SEC rules. These reports are generated on a daily basis, from one to three days after each trading day, and are the result of significant development efforts from our technology group, with advice of our compliance and legal staff. Our compliance staff reviews these exception reports daily, and in the event an exception is detected, the exception is researched in detail by our on-floor compliance officer or another compliance officer to determine if a compliance issue is found. If a compliance issue is detected, we make an effort to correct the problem and conduct training of our specialists and/or distribute compliance bulletins to ensure our specialists understand the rule and processes going forward. All detected problems are discussed at our monthly compliance committee meetings.

We believe that the enhancements we have made to our compliance procedures and guidelines since 2004, and on a continuous basis as circumstances warrant, have improved our risk management process.

Our equity specialist operations on the AMEX are conducted by three equity specialists. We have one post manager on the AMEX who monitors the trading activities of the AMEX equity specialists by observing trades and reviewing positions on a real-time basis. As a member of the floor management committee, the post manager regularly communicates with other members of the floor management committee regarding any deviations from our AMEX procedures and guidelines set by our executive operating committee. We also have an on-floor compliance officer that monitors the specialists' compliance with AMEX rules throughout the day on an ad hoc basis. The on-floor compliance officer reports his findings and on general on-floor compliance initiatives on a daily basis to our equity specialist unit's Chief Compliance Officer and Chief Executive Officer and provides summary updates of these efforts to the Corporate Compliance Committee on a monthly basis. Many of our compliance and risk management activities flow from the efforts of our on-floor compliance initiative. Our AMEX on-floor compliance officer also monitors problems with the AMEX's trading systems, which have resulted in AMEX initiatives and improvements.

Circuit Breaker Rules. The NYSE and AMEX have instituted certain circuit breaker rules intended to halt trading in all NYSE/AMEX listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Current circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points. These rules provide investors extra time to respond to severe market declines and provide us an additional opportunity to assure compliance with our risk management procedures.

Equity Market Financial Risk We have developed a risk management process, which is intended to balance our ability to profit from our equity specialist activities with our exposure to potential losses. We have invested substantial capital, along with the NYSE, in real-time, on-line systems which give our management, including our chief risk officer, access to specific trading information during the trading day, including our aggregate long and short positions and our capital and profit-and-loss information on an aggregate or per issue basis. Subject to the specialist's obligation to maintain a fair and orderly market and to applicable regulatory requirements, we constantly seek to manage our trading positions relative to existing market conditions.

A high concentration of equity specialists' principal trading revenue is generated from its ten and twenty-five most profitable NYSE specialist stocks. The percentage of our equity specialist trading revenue generated from our ten most profitable specialist stocks has increased from 13.6% to 19.6% of total principal trading revenue in 2005 and 2006, respectively. The percentage of our equity specialist trading revenue generated from our twenty-five most profitable specialist stocks has increased from 23.8% to 35.3% of total principal trading revenue in 2005 and 2006, respectively. However, we are not overly reliant on a particular group of specialist stocks, as the composition of our ten and twenty-five most profitable specialist stocks changes frequently. Our equity specialist trading activities are subject to a number of risks, including risks of price fluctuations, rapid changes in the liquidity of markets and foreign exchange risk related to American Depositary Receipts ("ADRs"). In any period, we may incur trading losses or gainsin our specialist stocks for a variety of reasons, including price fluctuations of our specialist stocks and fulfillment of our specialist obligations. Quantification of such losses or gains would not be meaningful as standard market studies do not capture our specialist obligations. From time to time, we may have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked-to-market on a daily basis, any significant price movement in these securities could result in an immediate reduction of our revenues and operating profits.

Our Options, Futures and ETFs Specialist and Market-Making Risk Management Process As specialists in options, ETFs and futures, we have a responsibility to maintain a fair and orderly market, and trade securities as principal out of both obligation and inclination. Our options, ETFs, futures, U.S. Government obligations and foreign currency specialist trading exposes us to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, foreign currency movements and changes in the liquidity of markets.

Additionally, as a market-maker in options, ETFs and futures, we also from time to time trade as principal. In our market-making function, we bring immediacy and liquidity to the markets when we participate. Our market-making activities expose us to certain risks, including, but not limited to, price fluctuations and volatility.

Our traders purchase and sell futures, options, the stocks underlying certain positions, U.S. Government securities and foreign currencies in an attempt to hedge market and foreign currency risk. Certain members of management, including our chief risk officer, who oversee our options, futures and ETFs specialist and market making activities are responsible for managing these risks. These managers utilize a third-party software application to monitor specialist and market-making positions on a real-time basis. By monitoring actual and theoretical profit and loss, volatility and other standard risk measures, these individuals seek to insure that our traders operate within the parameters set by management. Furthermore, our aggregate risk in connection with our options, futures and ETFs trading is under constant evaluation by certain members of management and our traders, and all significant trading strategies and positions are closely monitored. When an unusual or large position is observed by the chief risk officer, he communicates the issue with senior management, who communicate with the trader to understand the strategy and risk management behind the trade and, if neccessary, determine avenues to mitigate our risk exposure. Our options, futures and ETFs trading is executed on national and foreign exchanges. These trades clear through the Options Clearing Corporation, the National Securities Clearing Corporation or the applicable exchange clearing organization, thereby reducing potential credit risk.

The following chart illustrates how specified movements in the underlying securities prices of the options, futures and ETFs in our specialist and market-making portfolios would have impacted profits and losses:

(000's omitted)	Profit or (Loss) if the underlying securities move:				
	-15.0%	-5.0%	0%	+5.0%	+15.0%
Portfolio as of:					
March 31, 2006	$(13,803)	$ 5,760	$ (25)	$ 1,734	$ 512
June 30, 2006	$(31,187)	$(17,747)	$ (50)	$23,486	$55,548
September 30, 2006	$ 8,256	$ 4,089	$ 17	$ 114	$ (801)
December 31, 2006	$ 2,121	$ 614	$ (20)	$ 8,086	$28,799

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no standard methodology for estimating this risk, and different methodologies would produce materially different estimates. The zero percent change column represents the profit or loss our options, futures and ETFs specialist operations would experience on a daily basis if the relevant market remained unchanged.

Foreign Currency Risk & Interest Rate Risk In connection with the trading of U.S.-registered shares of foreign issuers in connection with our cash equity specialist operations, we are exposed to varying degrees of foreign currency risk. The pricing of these securities is based on the value of the ordinary securities as denominated in their local currencies. Thus, a change in a foreign currency rate relative to the U.S. dollar will result in a change in the value of U.S.-registered shares in which we are the specialist.

Our ETF specialists and market-makers trade international ETFs that are denominated and settled in U.S. dollars, but the pricing of these ETFs is also affected by changes in the relevant foreign currency rates. We, therefore, hold various foreign currencies in order to lessen the risks posed by changing foreign currency rates. In addition, LSP trades derivatives denominated in foreign currencies, which creates exposure to foreign currency risk.

The following chart illustrates how the specified movements in foreign currencies relative to the U.S. dollar to which our specialist and market-making activities are exposed would have impacted our profits and losses:

	Profit or (Loss) if the foreign currencies relative to the U.S. dollar move:			
(000's omitted)	-15.0%	-5.0%	+5.0%	+15.0%
Portfolio as of:				
March 31, 2006	$ (2,412)	$ (804)	$ 804	$ 2,412
June 30, 2006	$ (500)	$ (167)	$ 167	$ 500
September 30, 2006	$ (3,816)	$(1,272)	$ 1,272	$ 3,816
December 31, 2006	$ (962)	$ (320)	$ 320	$ 962

The information in the above table is based on certain assumptions and it does not fully represent the profit and loss exposure to changes in security prices, volatility, interest rates and other related factors.

As specialists and market makers in options, ETFs and futures, we generally maintain large specialist and market maker positions. Historically, we have been operating in a low interest rate market. Increasing or high interest rates and or widening credit spreads may create a less favorable operating environment for this line of business.

Execution and Clearing Risk Management Process In connection with our specialist and market-making activities, we are engaged in various securities trading and lending activities and assume positions in stocks, rights, options, ETFs, U.S.

Government securities, futures and foreign currencies for which we are exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. We are also exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE, AMEX and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, we may be required to purchase or sell financial instruments at a loss.

Our execution and clearing activities require that we execute transactions in accordance with customer instructions and accurately record and process the resulting transactions. Any failure, delay or error in executing, recording and processing transactions, whether due to human error or failure of our information or communication systems, could cause substantial losses for brokers, customers and/or us and could subject us to claims for losses.

Clearing activities include settling each transaction with both the contra broker and the customer. In connection with our institutional and direct access floor brokerage activities, a transaction is settled either when the customer pays for securities purchased and takes delivery, or delivers securities sold for payment. Settling transactions for retail customers and professional investors involves financing the transaction until the customer makes payment or, for margin accounts, advancing credit to the customer within regulatory and internal guidelines. Clearing direct access brokers' transactions includes guaranteeing their transactions to the contra broker on the exchange floor.

These clearing activities may expose us to off-balance sheet risk in the event customers or brokers are unable to fulfill their contractual obligations and it is necessary to purchase or sell securities at a loss. For margin transactions, we may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

The amount of risk related to our execution and clearance activities is linked to the size of the transaction, market volatility and the creditworthiness of customers and brokers. Our largest transactions involve those for institutional and direct access floor brokerage customers.

We systematically monitor our open transaction risk in connection with our execution and clearing activities, starting when the transaction occurs and continuing until the designated settlement date. Transactions that remain unsettled after settlement date are scrutinized and necessary action to reduce risk is taken. Credit risk that could result from contra brokers defaulting is minimized since much of the settlement risk for transactions with brokers is essentially transferred to the National Stock Clearing Corporation. The credit risk associated with institutional and direct access clearing customers is minimized since these customers have been qualified by the Depository Trust Company ("DTC") or the DTC participants or have met the prime broker qualification standards at other brokerage firms. Before conducting business with a prospective customer, senior management that oversees our execution and clearing operations, in conjunction with the related compliance department, reviews the prospective customer's experience in the securities industry, financial condition and personal background, including a background check with a risk reporting agency. For retail customers and professional investors, we seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor margin levels daily pursuant to such guidelines and require customers to deposit additional collateral or reduce positions when necessary.

Operational Risk Operational risk relates to the risk of loss from external events, and from failures in internal processes or information systems. In each of our business segments, we rely heavily on our information systems in managing our risk. Accordingly, working in conjunction with the NYSE, we have made significant investments in our trade processing and execution systems. Our use of, and dependence on, technology has allowed us to sustain our growth over the past several years. Management members and floor captains at our NYSE and AMEX equity specialist operations must constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends should they occur. The substantial capital we have invested, along with the NYSE, in real-time, on-line systems affords management instant access to specific trading information at any time during the trading day, including:

- our aggregate long and short positions;
- the various positions of each of our trading professionals;
- our overall position in a particular stock; and
- capital and profit-and-loss information on an aggregate, per specialist or per issue basis.

Our information systems send and receive data from the NYSE and AMEX through dedicated data feeds. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our NYSE specialist trading profits and losses, as well as our positions. For our AMEX equity specialist operations, our in-house technology staff has developed applications to monitor our current positions and profits and losses. Our options, futures and ETFs specialist and market-making operations utilize a third-party software application to monitor our positions and profits and losses on a real-time basis.

We have developed and implemented a business continuity plan, which includes a comprehensive disaster recovery plan. We have back-up disaster recovery centers in New York and New Jersey.

Legal and Regulatory Risk Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our financial condition or cause significant harm to our reputation, which in turn could negatively affect our business prospects.

Our registered broker-dealer subsidiaries are subject to certain regulatory requirements intended to insure their general financial soundness and liquidity. These broker-dealers are subject to SEC Rules 15c3-1, 15c3-3 and other requirements adopted and administered by both the NYSE and AMEX.

The USA PATRIOT Act of 2001 requires U.S. financial institutions, including banks, broker-dealers, futures commission merchants and investment companies, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. We actively monitor and update our anti-money laundering practices.

SUPPLEMENTARY FINANCIAL INFORMATION

Selected Quarterly Financial Data (unaudited) The following represents the Company's unaudited quarterly results for fiscal 2006 and fiscal 2005. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results and which are of a normal recurring nature. Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results reported in "—Financial Statements" under this item.

	2006 Fiscal Quarter			
(000's omitted, except per share data)	**First**	**Second**	**Third**	**Fourth**
Total revenues, net of interest expense	**$256,483**	**$ (2,732)**	**$61,181**	**$118564**
Total operating expenses	**58,672**	**36,878**	**47,420**	**53,510**
Income (loss) before provision for income taxes	**197,811**	**(39,610)**	**13,761**	**65,054**
Provision for income taxes	**85,522**	**(17,222)**	**5,924**	**25,984**
Net income applicable to common stockholders	**$112,289**	**$(22,388)**	**$ 7,837**	**$ 39,070**
Earnings per share:				
Basic	**$ 1.85**	**$ (0.37)**	**$0.13**	**$ 0.64**
Diluted	**1.83**	**(0.37)**	**0.13**	**0.63**

	2005 Fiscal Quarter			
(000's omitted, except per share data)	First	Second	Third	Fourth
Total revenues, net of interest expense	$ 50,720	$58,964	$ 60,446	$ 80,556
Total operating expenses	47,008	48,950	49,696	53,927
Income (loss) before minority interest and provision (benefit) for income taxes	3,712	10,014	10,750	26,629
Minority interest	—	—	—	—
Income (loss) before provision (benefit) for income taxes	3,712	10,014	10,750	26,629
Provision (benefit) for income taxes	1,466	1,272	1,592	9,254
Net income (loss)	2,246	8,742	9,158	17,375
Preferred dividends and discount accretion	—	—	—	—
Net income (loss) applicable to common stockholders	$ 2,246	$ 8,742	$ 9,158	$ 17,375
Earnings (loss) per share:				
Basic	$ 0.04	$ 0.14	$ 0.15	$ 0.29
Diluted	0.04	0.14	0.15	0.28

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no disagreements with our auditors on accounting and financial disclosure matters during the last two fiscal years.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation of the effectiveness of our disclosure controls and procedures was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in a separate section beginning on the following page.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of LaBranche & Co Inc., together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the Company's 2006 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2006 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and disposition of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, appearing on page F-3 of this Annual Report on Form 10-K, which express an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
LaBranche & Co Inc.:

We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related December 31, 2006 and 2005 financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LaBranche & Co Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
New York, New York
March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
LaBranche & Co Inc.:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control over Financial Reporting*, that LaBranche & Co Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LaBranche & Co Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that LaBranche & Co Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, LaBranche & Co Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of LaBranche & Co Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
New York, New York
March 1, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(000's omitted, except share data)

December 31,	2006	2005
Assets		
Cash and cash equivalents	$ 557,352	$ 427,284
Cash and securities segregated under federal regulations	7,413	6,554
Securities purchased under agreements to resell	35,000	79,000
Receivable from brokers, dealers and clearing organizations	87,183	596,796
Receivable from customers	2,859	3,659
Financial instruments owned, at fair value:		
Corporate equities, not readily marketable	282,660	-
Corporate equities	1,825,503	660,949
Options	705,308	393,783
Exchange-traded funds	889,021	743,853
Government and corporate bonds	283,797	8
Commissions receivable	3,601	4,337
Exchange memberships contributed for use, at market value	-	24,500
Exchange memberships owned, at adjusted cost (market value of $4,411 and $138,768 respectively)	1,314	59,664
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $13,950 and $12,364, respectively	18,069	2,695
Intangible assets, net of accumulated amortization:		
Specialist stock lists, less accumulated depreciation and amortization of $65,738 and $55,362, respectively	340,452	350,828
Trade name	25,011	25,011
Goodwill	250,569	250,569
Other assets	59,777	35,419
Total assets	$5,374,889	$3,664,909
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to brokers, dealers and clearing organizations	$ 123,346	$ 17,811
Payable to customers	4,816	4,858
Financial instruments sold, but not yet purchased, at fair value:		
Corporate equities	2,330,817	1,377,184
Options	841,985	400,211
Exchange-traded funds	378,915	321,316
Government and corporate bonds	16,646	77,263
Accrued compensation	12,027	22,722
Accounts payable and other accrued expenses	29,220	21,133
Other liabilities	15,175	11,859
Income taxes payable	-	10,513
Deferred tax liabilities	256,394	148,263
Short term debt	24,635	3,000
Long term debt	459,811	481,425
Subordinated liabilities:		
Exchange memberships contributed for use, at market value	-	24,500
Other subordinated indebtedness	6,395	9,395
Total liabilities	4,500,182	2,931,453
Common stock, $.01 par value, 200,000,000 shares authorized; 60,733,889 and 60,623,819 shares issued and outstanding at December 31, 2006 and 2005, respectively	607	606
Additional paid-in capital	694,434	689,988
Retained earnings	179,666	42,862
Total stockholders' equity	874,707	733,456
Total liabilities and stockholders' equity	$5,374,889	$3,664,909

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(000's omitted, except per share data)

For the Years Ended December 31,	2006	2005	2004
Revenues:			
Net gain on principal transactions	**$180,850**	$194,432	$182,535
Commissions	**69,814**	84,018	96,045
Net gain on non-marketable investments	**65**	11,029	24,953
Net gain on corporate equities, not readily marketable	**238,615**	—	—
Stock borrow interest	**158,081**	33,395	3,947
Other interest	**26,096**	17,260	6,430
Other	**473**	56	5,137
Total revenues	**673,994**	340,190	319,047
Interest expense	**240,497**	89,504	63,789
Total revenues, net of interest expense	**433,497**	250,686	255,258
Expenses:			
Employee compensation and related benefits	**88,370**	103,531	99,310
Exchange, clearing and brokerage fees	**45,711**	40,664	39,010
Lease of exchange memberships and trading license fees	**4,790**	3,979	15,565
Depreciation and amortization	**12,674**	12,093	12,221
Legal and professional fees	**9,595**	11,357	12,749
Communications	**9,701**	9,114	8,594
Occupancy	**7,925**	5,155	5,254
Goodwill impairment	**—**	—	37,600
Exchange memberships impairment	**—**	—	18,327
Debt repurchase premium	**—**	—	49,029
Restructuring Costs	**3,672**	—	—
Other	**14,046**	13,688	13,068
Total expenses	**196,484**	199,581	310,727
Income (loss) before minority interest and provision (benefit) for income taxes	**237,013**	51,105	(55,469)
Minority Interest	**—**	—	356
Income (loss) before provision (benefit) for income taxes	**237,013**	51,105	(55,825)
Provision (Benefit) for Income Taxes	**100,209**	13,584	(12,045)
Net income (loss)	**136,804**	37,521	(43,780)
Preferred dividends and discount accretion	**—**	—	2,253
Net income (loss) applicable to common stockholders	**$136,804**	$ 37,521	$(46,033)
Weighted-average common shares outstanding:			
Basic	**60,723**	60,617	59,905
Diluted	**61,565**	61,059	59,905
Earnings (loss) per share:			
Basic	**$ 2.25**	$ 0.62	$ (0.77)
Diluted	**$ 2.22**	$ 0.61	$ (0.77)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(000's omitted, except per share data)

	Common Stock		Preferred	Additional Paid-in	Retained	Unearned Compen-	
	Shares	Amount	Stock	Capital	Earnings	sation	Total
BALANCE, December 31, 2003	59,791	$598	$38,317	$ 682,816	$ 51,374	$(141)	$ 772,964
Net loss	—	—	—	—	(43,780)	—	(43,780)
Preferred stock dividends and discount accretion	—	—	—	—	(2,253)	—	(2,253)
Recognition of tax benefits related to employee option exercises	—	—	—	1,371	—	—	1,371
Issuance of restricted stock, shares for option exercises and related compensation	741	7	—	2,853	—	141	3,001
Preferred stock buyback	—	—	(38,317)	—	—	—	(38,317)
BALANCE, December 31, 2004	60,532	$605	—	$ 687,040	$ 5,341	—	$ 692,986
Net income	—	—	—	—	37,521	—	37,521
Preferred stock dividends and discount accretion	—	—	—	—	—	—	—
Recognition of tax benefits related to employee option exercises	—	—	—	—	—	—	—
Issuance of restricted stock, shares for option exercises and related compensation	92	1	—	2,948	—	—	2,949
Preferred stock buyback	—	—	—	—	—	—	—
BALANCE, December 31, 2005	60,624	$606	—	$ 689,988	$ 42,862	—	$ 733,456
Net income	—	—	—	—	136,804	—	136,804
Preferred stock dividends and discount accretion	—	—	—	—	—	—	—
Recognition of tax benefits related to employee option exercises	—	—	—	—	—	—	—
Issuance of restricted stock, shares for option exercises and related compensation	110	1	—	4,446	—	—	4,447
Preferred stock buyback	—	—	—	—	—	—	—
BALANCE, December 31, 2006	**60,734**	**$607**	—	**$694,434**	**$179,666**	—	**$874,707**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(000's omitted, except per share data)

For the Years Ended December 31,	2006	2005	2004
Cash Flows From Operating Activities:			
Net income (loss)	$ 136,804	$ 37,521	$ (43,780)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	12,674	12,093	12,221
Amortization of debt issuance costs and bond discount	1,928	1,753	7,380
Goodwill impairment	—	—	37,600
Minority interest in income of consolidated subsidiary	—	—	356
Compensation expense related to stock-based compensation	4,447	2,949	3,277
Deferred taxes, net	97,961	21,932	(12,914)
Net gain on NYX transaction	(130,052)	—	—
Acceleration of preferred stock discount accretion	—	—	496
Other-than-temporary impairment of exchange memberships owned	—	—	18,327
Changes in operating assets and liabilities:			
Cash and securities segregated under federal regulations	(859)	6,957	(9,552)
Securities purchased under agreements to resell	44,000	8,000	(74,000)
Receivable from brokers, dealers and clearing organizations	509,613	(438,375)	(15,782)
Receivable from customers	800	6,896	(7,121)
Financial instruments owned, at market value:			
Corporate equities, not readily marketable	(94,108)	—	—
Corporate equities	(1,164,554)	(341,571)	(53,810)
Options	(311,525)	(283,078)	(37,011)
Exchange-traded funds	(145,168)	(615,639)	(25,588)
Government and corporate bonds			
United States Government obligations	(283,789)	—	(8)
Commissions receivable	736	1,091	(815)
Other assets	(16,070)	1,312	1,414
Payable to brokers and dealers	105,535	(102,623)	75,262
Payable to customers	(42)	1,028	(5,180)
Securities sold, but not yet purchased, at market value:			
Corporate equities	953,633	1,112,106	32,136
Options	441,774	307,631	25,501
Exchange-traded funds	57,599	178,581	27,595
Government and corporate bonds	(60,617)	77,263	—
Accrued compensation	(10,695)	(15,473)	(4,638)
Accounts payable and other accrued expenses	8,087	2,888	(16,511)
Other liabilities	3,316	(651)	(63,085)
Tax benefit from vesting of stock based compensation	(61)	—	—
Income taxes payable	(10,513)	8,842	1,671
Net cash provided by (used in) operating activities	150,854	(8,567)	(126,559)
Cash Flows From Investing Activities:			
Payments for purchases of office equipment and leasehold improvements	(17,672)	(953)	(668)
Payments for purchases of exchange memberships	(150)	(332)	(340)
Net cash used in investing activities	(17,822)	(1,285)	(1,008)
Cash Flows From Financing Activities:			
Repayment of subordinated debt, promissory notes and long term debt	(3,025)	(6,954)	(3,000)
Tax benefit from vesting of stock based compensation	61	—	1,167
Repayment of minority interest	—	(356)	(322)
Proceeds from exercise of stock options	—	—	1,375
Issuance of new senior notes	—	—	460,000
Repurchase of old notes	—	—	(336,458)
Payment of common stock dividends	—	—	—
Payment of preferred stock dividends	—	—	(3,448)
Payment for preferred stock buyback	—	—	(39,186)
Net cash (used in) provided by financing activities	(2,964)	(7,310)	80,128
Increase (decrease) in cash and cash equivalents	130,068	(17,162)	(47,439)
CASH AND CASH EQUIVALENTS, beginning of year	427,284	444,446	491,885
CASH AND CASH EQUIVALENTS, end of year	$ 557,352	$ 427,284	$ 444,446
Supplemental Disclosure of Cash Paid During the Year for:			
Interest	$ 237,633	$ 63,533	$ 46,471
Income taxes	$ 15,824	$ 525	$ 20,193
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Net increase in additional paid-in capital related to stock-based awards	$ 4,446	2,948	3,277
Net increase in corporate equities, not readily marketable from NYX exchange transaction.	$ (188,552)	—	—
Net increase from exchange of NYSE memberships for NYX common stock	$ 58,500	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaBranche & Co. LLC, a New York limited liability company, LaBranche Financial Services, Inc., a New York corporation (which was converted by merger into a limited liability company on January 3, 2007 ("LFS")), LaBranche Structured Holdings, Inc., a Delaware corporation ("LSHI"), LABDR Services, Inc., a Delaware corporation ("LABDR"), and LaBranche & Co. B.V., a Netherlands private limited liability company ("BV"). The Holding Company is the sole member of LaBranche & Co. LLC, the 100% stockholder of LFS, LSHI and LABDR and the sole owner of BV. LSHI is a holding company that is the sole member of LaBranche Structured Products, LLC, a New York limited liability company ("LSP"), and LaBranche Structured Products Specialists LLC, a New York limited liability company ("LSPS"), the 100% owner of LaBranche Structured Products Europe Limited, a United Kingdom single member private company ("LSPE"), and LaBranche Structured Products Hong Kong Limited, a Hong Kong single member private company ("LSPH"), and the sole stockholder of LaBranche Structured Products Direct, Inc., a New York corporation ("LSPD" and collectively with the Holding Company, LaBranche & Co. LLC, LFS, LSHI, LABDR, BV, LSP, LSPS, LSPE and LSPH the "Company").

LaBranche & Co. LLC is a registered broker-dealer that operates primarily as a specialist in equity securities and rights listed on the New York Stock Exchange ("NYSE") and in equity securities on the American Stock Exchange ("AMEX"). LFS is a registered broker-dealer and a member of the NYSE and other exchanges and provides securities execution, securities clearing and other related services to its own customers and customers of introducing brokers. LFS also provides direct-access floor brokerage services to institutional customers. LSP is a registered broker-dealer that operates as a specialist in options, futures and Exchange-Traded Funds ("ETFs") on several exchanges, and as a market-marker in options, ETFs and futures on several exchanges. LSPS is a registered broker-dealer that operates as a specialist in ETFs traded on the NYSE. LSPE operates as a market-maker for ETFs traded on the London Stock Exchange and the Euroex and Euronext exchanges, and is registered as a broker-dealer with the United Kingdom's Financial Securities Authority. LSPH was organized to operate as a market-maker for ETFs and engage in hedging transactions in Asia, and its registration as a broker-dealer with Hong Kong's Securities and Futures Commission was completed in October 2006. LSPD is an NASD member firm that was acquired by the Company in April 2006 and is in the process of obtaining an approval from the NASD to become an institutional execution firm in derivative and structured products and intends to become a market-maker in securities quoted on the NASDAQ system. LABDR provides disaster recovery services and back-up facilities to other Holding Company subsidiaries. BV represents LaBranche & Co. LLC in European markets and provides client services to LaBranche & Co. LLC's European listed companies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain of the Company's December 31, 2005 statement of financial condition balances have been reclassified to conform to the presentation in the current period, including (a) receivables from and payables to broker-dealers and clearing organizations and (b) financial instruments owned, and sold but not yet purchased, at fair value. Certain of the Company's December 31, 2005 and 2004 statement of operations balances have been reclassified to conform to the presentation in the current period in order to net interest expense (including margin interest expense) against interest income to determine the Company's net revenues.

The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents Cash and cash equivalents include all demand deposits held in banks, highly liquid investments with original maturities of 90 days or less and currency positions that are being held in the prime brokerage account at the Company's clearing broker for its specialist and market-making operations. Certain portions of these balances are used to meet regulatory requirements (see Note 8).

Securities Transactions Principal securities transactions and the related gains and losses are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date basis and the related revenues and expenses are recorded on a trade date basis. Receivables from, and payables to, customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. The value of certain receivables collateralized by customers' securities held by the Company and by other broker-dealers for delivery to the Company, is not reflected in the accompanying consolidated financial statements. Corporate equities, options, ETFs, futures and other securities owned, and securities sold, but not yet purchased, are reflected at market value and unrealized gains and losses are presented as a component of "Net gain on principal transactions." U.S. Government obligations, which are reported under "Securities owned, at fair value" are reflected at market value. U.S. Government obligations included under "Cash and cash equivalents," together with related interest receivable, which is reported under "Other assets," approximate market value. Interest income related to U.S. Government obligations is included in "Revenues—Interest." Dividend income and expense and Securities and Exchange Commission ("SEC") fees, as well as gains and losses from the trading of foreign currencies, are also presented as a component of "Net gain on principal transactions." Dividend income and expense are recognized on the record date, which does not differ materially from the ex-date. In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines. The market value for equity securities, ETFs and futures contracts is based on the closing price posted on the primary exchange on which they are traded. The market value of exchange-traded options is based on the national best bid/offer as determined by the Company's options clearing agents.

Investments in non-marketable securities consist of investments in equity securities of private companies, limited liability company interests and limited partnership interests, and are included as part of "Other assets" on the consolidated statements of financial condition. These investments do not have readily available price quotations. Non-marketable investments are accounted for under the equity method, for those investments in which the Company's voting interest is 20% to 50%, or at fair value. In determining fair value, management of the Company considers third-party transactions evidencing a change in value, the financial performance of the investee, or any specific rights associated with the investment such as conversion features. Changes in fair value are recognized if the expected realizable value of the investment differs from its carrying value.

Corporate equities owned, but not readily marketable, consists of our ownership of 3,126,903 shares of the restricted common stock of NYSE Group, Inc. common stock. APB No. 29 (as amended) provides guidance on exchanges of assets in a nonmonetary transfer. Accounting for non-monetary assets acquired in a substantially non-monetary exchange is at times based on cost or fair value of the assets relinquished and at times on the fair value of the assets received in the exchange. Based on the guidance under APB No. 29, the Company valued the shares of NYX stock received immediately after the exchange at fair value, which was deemed to be the value of the shares on the first day trading commenced for NYX stock. After the consummation of the NYSE/Archipelago merger, the Company has accounted for its investment in the NYX stock acquired in the NYSE/Archipelago merger at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants Audit and Accounting Guide—Brokers and Dealers in Securities. The shares of NYX stock received in the NYSE/Archipelago Merger are subject to a three-year restriction on transfer. The restriction will be removed in equal one-third installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYSE Group in its sole discretion (See note 11). Equity method investments are also assessed for other-than-temporary impairment as considered necessary.

Collateralized Financing Transactions Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when necessary. The market value of securities received for securities purchased under agreements to resell at December 31, 2006 exceeded total cash paid. None of the securities received was subsequently repledged or resold.

Intangible Assets Intangible assets are comprised of the Company's specialist stock lists, trade name and goodwill acquired in connection with various acquisitions and the limited partner buyout that occurred in 1999 concurrent with the Company's reorganization from partnership to corporate form. For material acquisitions through March 2001, the allocations of purchase price among these assets and determinations of their respective useful lives were based on independent appraisals. The useful lives of the acquired specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists. For acquisitions subsequent to March 2001, the allocations of purchase price and determinations of useful lives were based upon management's analysis of revenues, consideration paid, common stock listings and other relevant data and ratios. This information was analyzed and compared to the results of the independent appraisals conducted in connection with the acquisitions prior to April 2001.

Goodwill In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is not amortized. SFAS No. 142 requires that goodwill be tested annually for impairment (or more frequently when events or changes in circumstances indicate impairment testing may be necessary) by applying a fair value-based test. This test involves the comparison of the fair value of a reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its estimated fair value, there is an indication that goodwill might be impaired, which requires additional testing. This additional testing entails estimating the implied fair value of reporting unit goodwill—through the use of discounted cash flows analysis and other measures—and comparing this implied fair value of reporting unit goodwill to its carrying value. Any excess of carrying value of reporting unit goodwill over its implied fair value is recognized as an impairment loss. For the years ended December 31, 2006, 2005 and 2004, the Company recorded goodwill impairment charges of $-0-, $-0- and $37.6 million, respectively (see Note 6).

Trade Name Under SFAS No. 142, the acquired trade name is not amortized. The Company tests its trade name for impairment annually (or more frequently if events or changes in circumstances indicate that the asset might be impaired) in conjunction with its goodwill impairment assessment. If the carrying amount of the trade name exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2006, the Company's trade name was not impaired.

Specialist Stock Lists Acquired specialist stock lists are amortized over their respective useful lives. The Company assesses its specialist stock lists for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Pursuant to SFAS No. 144, the Company evaluates its acquired stock lists for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of the acquired stock lists, is recognized if the expected undiscounted cash flows relating to the acquired stock lists are less than the corresponding carrying value. In conjunction with this evaluation, the Company also reviews the reasonableness of the specialist acquired stock lists' remaining useful lives. Any revisions to amortization periods are considered when developing the aforementioned undiscounted cash flows. As of December 31, 2006, the Company's stock lists were not impaired pursuant to SFAS No. 144.

Exchange Memberships In accordance with the American Institute of Certified Public Accountants' ("AICPA") Audit and Accounting Guide—Brokers and Dealers in Securities, exchange memberships owned by the Company are originally carried at cost or, if an other-than-temporary impairment in value has occurred, at adjusted cost, which reflects management's estimate of fair value. In determining whether an other-than-temporary decline in value has occurred, the Company uses Emerging Issues Task Force ("EITF") Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and Section M of Topic 5 of the SEC staff accounting bulletin series ("SAB No. 59") as analogous guidance. For the years ended December 31, 2006, 2005 and 2004, the Company recognized impairment losses of $-0-, $-0- and $18.3 million, respectively, on owned exchange memberships (see Note 5).

On March 7, 2006, Archipelago Holdings, Inc. ("Archipelago") and the NYSE consummated a merger in which they combined their businesses and became wholly-owned subsidiaries of NYSE Group, Inc., a newly-created, for-profit and publicly-traded holding company ("NYSE Group"). Prior to the NYSE/Archipelago merger, the Company's specialists conducted business on the floor of the NYSE through ownership or lease of NYSE memberships. Following the NYSE/Archipelago merger, trading licenses replaced the prior trading rights provided by the ownership or lease of an NYSE membership. In January 2006, the Company participated in a "Dutch" auction for these trading licenses and successfully bid for 90 trading licenses in the Company's Specialist and Market-Making segment (five additional licenses were obtained for the Company's Execution and Clearing segment operations). The fee per annum for these trading licenses in 2006 was $49,290 per license.

Prior to March 7, 2006 certain employees of the Company contributed the use of nine NYSE memberships to the Company. These memberships were subordinated to claims of general creditors were carried at market value with a corresponding amount recorded as subordinated liabilities. The Company made lease payments to these employees for the use of the NYSE memberships at a rate that was commensurate with the rent paid to non-affiliated parties for the use of their NYSE memberships. The Company leases additional memberships on the AMEX and the Chicago Board Options Exchange® ("CBOE") from non-affiliated parties and makes lease payments to these parties at prevailing market rates. Subsequent to the NYSE merger on March 7, 2006, the Company no longer leases NYSE memberships.

Income Taxes The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of an entity's assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's deferred tax assets are presented as a component of "Other assets" in the consolidated statements of financial condition. Tax contingencies, and related employment tax contingencies, are included under "Other liabilities" on the 2006 consolidated statement of financial condition. Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies" are met.

Legal Contingencies The Company records reserves related to legal proceedings in "Other liabilities." Such reserves are established and maintained in accordance with SFAS No. 5, "Accounting for Contingencies" and FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss, an Interpretation of SFAS Statement No. 5" and SEC Staff Accounting Bulletin No. 92, "Accounting and Disclosures Relating to Loss Contingencies." The determination of these reserve amounts requires significant judgment on the part of management. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Depreciation and Amortization Depreciation of office equipment is calculated using the straight-line method over estimated useful lives of 5 years. Amortization of leasehold improvements is calculated using the term of the related lease. Estimated useful lives of leasehold improvements range from 1 to 15.25 years.

Acquired specialist stock lists are amortized over useful lives ranging from 15 to 40 years.

Share-Based Compensation Effective January 1, 2003 until December 31, 2005, the Company accounted for stock-based employee compensation in accordance with the prospective method prescribed by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123." Under this method, compensation expense is recognized over the related service periods based on the fair value, as of the date of grant, of stock options and restricted stock units granted to employees on or after January 1, 2003. Such stock options and restricted stock units are included in "Stockholders' equity" under SFAS No. 148 when services required from employees in exchange for the awards are rendered and expensed.

Had the Company recognized compensation expense over the relevant service period under the fair value-based method of SFAS No. 123 with respect to stock options granted for the year ended December 31, 2005 and prior years, net income (loss) applicable to common stockholders would have been reduced (or increased, where applicable), resulting in pro forma net income (loss) applicable to common stockholders and earnings (loss) per share as presented below:

(000's omitted, except per share data)	2005	2004
Net income (loss) applicable to common stockholders, as reported	$37,521	$(46,033)
Add: Stock-based compensation expense, net of related tax effects, included in reported net income (loss)	1,542	1,647
Less: Stock-based compensation expense, net of related tax effect, determined under SFAS 123	(1,736)	(6,908)
Pro forma net income (loss) applicable to common Stockholders	$37,327	$(51,294)
Basic earnings (loss) per share, as reported	$ 0.62	$ (0.77)
Basic earnings (loss) per share, pro forma	$ 0.62	$ (0.86)
Diluted earnings (loss) per share, as reported	$ 0.61	$ (0.77)
Diluted earnings (loss) per share, pro forma	$ 0.61	$ (0.86)

The effect of applying SFAS No. 123 in the pro forma disclosure above may not be representative of the potential effect stock-based compensation would have on net income (loss) in future periods.

In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment." SFAS No. 123(R) is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123(R) was adopted as of January 1, 2006, using the modified prospective method. SFAS No. 123(R) requires expected forfeitures to be included in determining share-based employee compensation expense. Prior to the adoption of SFAS No. 123(R), forfeiture benefits were recorded as a reduction to compensation expense when an employee left the firm and forfeited the award. In the first quarter of 2006, the Company recorded a benefit for expected forfeitures on all outstanding share-based awards. The transition impact of adopting SFAS No. 123(R) as of the first day of the Company's 2006 fiscal year, including the effect of accruing for expected forfeitures on outstanding share-based awards, was not material to the Company's financial condition, results of operations, earnings per share or cash flows for the twelve months ended December 31, 2006 (see Note 14).

Recent Accounting Pronouncements
Accounting for Tax Uncertainties In July 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective beginning in the first quarter of 2007. The Company has evaluated the potential impact of FIN 48, and at this time, management believes contingent tax reserve and current and deferred income taxes are adequately stated in conformity with FAS 109 and FIN 48.

Fair Value Measurements In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 nullifies the guidance in EITF 02-3 which precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative is obtained from a quoted market price, or other valuation technique incorporating observable market data. SFAS 157 also precludes the use of a liquidity or block discount, when measuring instruments traded in an active market at fair value. SFAS 157 requires that costs related to acquiring financial instruments carried at fair value should not be capitalized, but rather should be expensed as incurred. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. SFAS 157 must be applied prospectively, except that the provisions related to block discounts and the guidance in EITF 02-3 are to be applied as a one time cumulative effect adjustment to opening retained earnings in the first interim period for the fiscal year in which SFAS 157 is initially applied. The Company currently is evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

Accounting for Fair value Option for Financial Assets and Financial Liabilities In February 2007, the FASB issued SFAS No. 159, "Accounting for Fair Value Option for Financial Assets and Financial Liabilities " ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company currently reports the majority of its financial assets and liabilities at fair value in compliance with industry guidelines for brokers and dealers in securities. The Company has a significant investment in intangibles and goodwill as well as public debt which is not accounted for at fair value. The Company believes SFAS 159 exempts intangible assets and goodwill from fair value reporting. The Company is currently evaluating the potential impact if any that the adoption of SFAS 159 will have on its financial statements.

NOTE 3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The balances presented as receivable from and payable to brokers, dealers and clearing organizations consist of the following:

	December 31,	
(000's omitted)	**2006**	2005
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed	**$ 31,429**	$ 19,354
Receivable from clearing brokers and clearing organizations	**42,945**	563,175
Securities failed to deliver	**2,926**	10,643
Other receivables from brokers and dealers	**9,883**	3,624
	$ 87,183	$596,796
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	**9,668**	6,633
Payables to clearing brokers and clearing organizations	**101,840**	—
Other payables to brokers and dealers	**11,838**	11,178
	$123,346	$ 17,811

The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained.

NOTE 4. MARKETABLE SECURITIES

During 2006 and 2005, the Company recognized a gain of approximately $0.1 million and $11.0 million, respectively, related to its non-marketable investments. Included in the 2005 amount was $9.6 million related to the release of an escrow account held in connection with a 2004 disposition of an investment. At December 31, 2006 and 2005, non-marketable securities totaling $7.3 million and $7.1 million, respectively, are included in "Other assets" on the consolidated statements of financial condition.

NOTE 5. EXCHANGE MEMBERSHIPS

As of December 31, 2005, the Company owned 39 NYSE memberships out of a total 1,366 NYSE memberships, representing a 2.9% ownership interest in the NYSE. The Company accounted for its investment in these memberships under the adjusted cost method since its inception.

In the NYSE/Archipelago merger, each holder of an NYSE membership became entitled to receive in exchange for the NYSE membership $300,000 in cash and 80,177 shares of NYSE Group common stock (the "NYX stock"). The Company's 39 NYSE memberships were converted into the right to receive an aggregate of $11.7 million cash and 3,126,903 shares of NYX stock. The $11.7 million cash distribution was treated as monetary consideration for which a realized gain was recognized in the first quarter of 2006.

Prior to the closing of the NYSE/Archipelago merger, the Company participated in a "Dutch" auction for trading licenses, successfully bidding for 95 trading licenses at an annual price of $49,290 each, the minimum bid accepted by the NYSE. The licenses became effective for trading on the NYSE on March 8, 2006. As of December 31, 2006 the Company had surrendered 13 of these licenses. The costs of the trading licenses for 2006 was approximately $1.2 million per quarter and are included in lease of exchange memberships and trading license fees in the Company's Consolidated Statement of Operations.

NOTE 6. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill As of December 31, 2006 and 2005, as required by SFAS No. 142, the Company tested goodwill for impairment. It was determined that the fair value of implied goodwill (Step 2) exceeded its carrying value and was therefore not impaired. Management regularly reviews any changes in facts and circumstance, as required by SFAS No. 142, that could reduce the fair value of implied goodwill below its carrying amount.

Identifiable Intangible Assets The Company's acquired specialist stock lists are amortized over their respective lives ranging from 15 to 40 years, with a weighted-average amortization period of 39.6 years. The gross carrying amount, accumulated amortization and net carrying amount of acquired specialist stock lists are set forth below as of December 31:

(000's omitted)	**2006**	2005
Gross carrying amount	**$406,190**	$406,190
Accumulated amortization	**(65,738)**	(55,362)
Net carrying amount	**$340,452**	$350,828

Amortization expense was approximately $10.4 million for each of the years ended December 31, 2006, 2005 and 2004. Estimated amortization expense for the existing acquired specialist stock lists is $10.4 million for each of the fiscal years ending December 31, 2007 through December 31, 2011.

NOTE 7. INCOME TAXES

The components of the provision (benefit) for income taxes reflected on the accompanying consolidated statements of operations are set forth below:

	For the Years Ended December 31,		
(000's omitted)	**2006**	2005	2004
Current income taxes:			
Federal	**$ 1,781**	$ (8,020)	$ 547
Foreign, state and local	**467**	(328)	322
Total current	**2,248**	(8,348)	869
Deferred income taxes:			
Federal	**77,828**	21,073	(8,129)
Foreign, state and local	**20,133**	859	(4,785)
Total deferred	**97,961**	21,932	(12,914)
Total provision (benefit) for income taxes	**$100,209**	$13,584	$(12,045)

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities. The following table presents the components of deferred tax asset and liability balances:

	For the Years Ended December 31,	
(000's omitted)	**2006**	2005
Deferred tax assets:		
Compensation related	**$ 3,482**	$ 2,179
Acquisition intangibles and related goodwill	**2,056**	3,448
NOL carry-forward	**3,659**	4,265
Valuation allowance, corporate equities, not readily marketable	**9,255**	—
Other	**4,261**	2,651
Total deferred tax assets	**$ 22,713**	$ 12,543
Deferred tax liabilities:		
Acquisition intangibles (equity purchases)	**$102,503**	$122,740
Acquisition intangibles and goodwill (asset purchases)	**19,380**	19,906
Corporate equities, not readily marketable	**123,405**	—
Other	**11,106**	5,617
Total deferred tax liabilities	**$256,394**	$148,263

The 2006 net increase in deferred tax assets was principally attributable to the valuation allowance on the NYX shares received as part of the NYSE/Archipegago merger. The carryback of a Federal 2004 net operating loss to 2002 resulted in an $18.3 million refund and a 2005 state/city NOL utilization of $27.7 million. There is no valuation allowance recorded against the deferred tax assets. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be deductible. Based on the Company's level of historical taxable income, future reversals of existing taxable differences and all other available evidence, management believes that the deferred tax assets will more likely than not be realized.

The 2006 net increase in deferred tax liabilities is due primarily to the unrealized gain for tax purposes on the Company's investment in NYX restricted stock of $123.4 million.

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate of 35.0% as set forth below:

NOTE: 8 CAPITAL AND NET LIQUID ASSET REQUIREMENTS

LaBranche & Co. LLC, as a specialist and member of the NYSE and AMEX, is subject to the provisions of SEC Rule 15c3-1, as adopted and administered by the SEC, NYSE and AMEX. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

As of December 31, 2006 and December 31, 2005, LaBranche & Co. LLC's net capital, as defined under SEC Rule 15c3-1, was $365.5 million and $459.8 million, respectively, which exceeded the minimum requirements by $364.3 million and $458.1 million, respectively. LaBranche & Co. LLC's aggregate indebtedness to net capital ratio on those dates was .05 to 1 and .05 to 1, respectively.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Prior to September 1, 2006 LaBranche & Co. LLC's and LSPS' net liquid asset requirements were combined. The combined requirement was calculated by LaBranche & Co. LLC, and this requirement was met with the LLC's net liquid assets. Subsequent to September 1, 2006, each company was required to compute and meet its own requirement. As of December 31, 2006 LaBranche & Co. LLC's NYSE minimum required dollar amount of net liquid assets, as defined, was $323.3 million and its actual net liquid assets, as defined, were $360.9 million. As of December 31, 2005, LaBranche & Co. LLC's and LSPS' combined NYSE minimum required dollar amount of net liquid assets, as defined was $447.0 million, and LaBranche & Co. LLC's actual net liquid assets, as defined were $459.3 million. As of December 31, 2006 and December 31, 2005, LaBranche & Co. LLC's actual net liquid assets exceeded the net liquid assets requirement, thus satisfying its respective net liquid asset requirement as of those dates. On July 25, 2006, the SEC approved a reduction of the minimum dollar regulatory capital for a specialist in cash equities and increased the requirement for a specialist in ETFs. This reduction is to be effected in four quarterly installments. After each installment, LaBranche & Co. LLC paid a dividend to the Holding Company in the amount of $49 million on September 1, 2006 and $57 million on December 1, 2006. As a result, the Company anticipates that LaBranche & Co. LLC's aggregate required minimum NLA will be significantly reduced in additional installments on March 1, 2007 and June 1, 2007.

The AMEX generally requires its equity specialist firms to maintain a cash or liquid asset position equal to the greater of (a) $1.0 million or (b) an amount sufficient to assume a position of sixty trading units of each security in which the equity specialist is registered. As of December 31, 2006 and December 31, 2005, LaBranche & Co. LLC satisfied the AMEX equity specialist liquid asset requirements.

As a registered broker-dealer and member firm of the NYSE, LFS is also subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the NYSE. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.5 million or 2.0% of aggregate debit items, as defined. As of December 31, 2006 and December 31, 2005, LFS' net capital, as defined, was $38.3 million and $19.7 million, respectively, which exceeded minimum requirements by $36.8 million and $18.2 million, respectively.

As a clearing broker-dealer, LFS is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2007, to comply with its December 31, 2006 requirement, cash and U.S. Treasury Bills in the amount of $3.7 million were segregated in a special reserve account for the exclusive benefit of customers, thus exceeding actual requirements by $1.7 million. As of January 4, 2006, to comply with its December 31, 2005 requirement, cash and U.S. Treasury Bills in the amount of $1.2 million were segregated in a special reserve account for the exclusive benefit of customers, exceeding actual requirements by $1.2 million. In addition, the Proprietary Accounts of Introducing Brokers ("PAIB") Calculation is computed in order for correspondent firms to classify their assets held by LFS as allowable assets in the correspondents' net capital calculation. As of January 3, 2007, to comply with LFS' December 31, 2006 requirement, cash and U.S. Treasury Bills in the amount of $5.2 million were segregated in a special reserve account for the exclusive benefit of PAIB customers, exceeding actual requirements by $1.0 million. As of January 4, 2006, to comply with LFS' December 31, 2005 requirement, cash and U.S. Treasury Bills in the amount of $5.7 million were segregated in a special reserve account for the exclusive benefit of customers, thus exceeding actual requirements by $2.0 million.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the AMEX. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2006 and December 31, 2005, LSP's net capital, as defined, was $68.2 million and $56.8 million, respectively, which exceeded minimum requirements by $67.4 million and $55.7 million, respectively. LSP's aggregate indebtedness to net capital ratio on those dates was .18 to 1 and .29 to 1, respectively.

LSPS, as a specialist and member of the NYSE, is subject to the provisions of SEC Rule 15c3-1, as adopted and administered by the SEC and NYSE. LSPS is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2006 and December 31, 2005, LSPS' net capital, as defined, was $20.2 million and $10.7 million, respectively, which exceeded the minimum requirements by $20.0 million and $10.6 million, respectively. LSPS' aggregate indebtedness to net capital ratio on those dates was .12 to 1 and .16 to 1, respectively. As of December 31, 2006, LSPS' NYSE minimum required dollar amount of net liquid assets, as defined, was $13.5 million. LSPS' actual net liquid assets, as defined, were $19.8 million. Prior to September 1, 2006 LSPS was not required to perform a separate net liquid assets calculation because LaBranche & Co. LLC's actual net liquid assets exceeded the combined net liquid assets requirement of LaBranche & Co. LLC and LSPS.

As a registered broker-dealer and AMEX member firm, LSPD is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and AMEX. LSPD is required to maintain minimum net capital, as defined, equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2006, LSPD's net capital, as defined, was $3.0 million, which exceeded its minimum requirements by $3.0 million.

NOTE 9. SHORT TERM AND LONG TERM DEBT

Debt Extinguishment and Refinancing On May 18, 2004, in connection with the refinancing of certain of the Company's indebtedness, the Company repurchased approximately $93.1 million of its then-outstanding $100.0 million aggregate principal amount 9.5% senior notes due 2004 (the "2004 Notes") and approximately $236.4 million of its then-outstanding $250.0 million aggregate principal amount 12.0% senior subordinated notes due 2007 (the "2007 Notes" and, together with the 2004 Notes, the "Old Notes"), and paid for related consents delivered by the holders of the Old Notes on or prior to April 19, 2004. The aggregate purchase price paid by the Company for the Old Notes was approximately $386.9 million, which included the purchase price, premium and consent payments of approximately $49.0 million in the aggregate, and accrued but unpaid interest on the Old Notes up to, but not including, the settlement date. Upon the completion of this debt repurchase and consent solicitation, the indentures governing the remaining outstanding Old Notes were stripped of substantially all restrictive covenants, certain events of default and other related provisions.

In order to fund the repurchase of the Old Notes and related consent solicitation, the Company issued $460.0 million aggregate principal amount of new senior notes (collectively, the "Original Senior Notes") to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States pursuant to Regulation S under the Securities Act. The Original Senior Notes consisted of 9.5% Senior Notes due 2009 in the aggregate principal amount of $200.0 million (the "Original 2009 Notes") and 11.0% Senior Notes due 2012 in the aggregate principal amount of $260.0 million (the "Original 2012 Notes").

On September 10, 2004, pursuant to a registration rights agreement between the initial purchaser of the Original Senior Notes and the Company, the Company offered to exchange (i) its 9.5% Senior Notes due 2009 that have been registered under the Securities Act (the "2009 Senior Notes"), for an equal principal amount of outstanding Original 2009 Notes and (ii) its 11.0% Senior Notes due 2012 that have been registered under the Securities Act (the "2012 Senior Notes," and together with the 2009 Senior Notes, the "Senior Notes"), for an equal principal amount of outstanding Original 2012 Notes.

The exchange offer expired on October 22, 2004, with the holders of 98.5%, or $197.0 million aggregate principal amount, of Original 2009 Notes having tendered their Original 2009 Notes for exchange, and the holders of 100.0%, or $260.0 million aggregate principal amount, of the Original 2012 Notes having tendered their Original 2012 Notes for exchange. The new Senior Notes represent the same indebtedness as the Original Senior Notes that were exchanged and have been issued under the same indenture. All subsequent references to the term "2009 Senior Notes" include the $3.0 million principal amount of Original 2009 Notes that were not tendered in the exchange offer and remain outstanding.

The Senior Notes were issued pursuant to a new indenture that is similar to the indentures that governed the Old Notes prior to their amendment in connection with the May 2004 debt refinancing. The new indenture includes certain covenants that, among other things, limit the Company's ability to make certain investments, engage in transactions with stockholders and affiliates, create liens on the Company's assets and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions. In addition, the Company's ability to incur additional indebtedness (other than certain "permitted indebtedness"), pay dividends, redeem stock or repurchase subordinated indebtedness prior to maturity will be limited if the Company's consolidated fixed charge coverage ratio is at or below a threshold of 2.00:1 on and after December 31, 2004. The "consolidated fixed charge coverage ratio" reflects a comparison between (1) the Company's consolidated earnings before interest, taxes, depreciation and amortization expenses, or "EBITDA," and (2) the sum of the Company's consolidated interest expense and a tax-effected multiple of any dividend payments that the Company might make with respect to preferred stock. As of December 31, 2006, the Company's consolidated fixed charge coverage ratio was approximately 1.60:1. The indenture governing the Senior Notes provides for certain exceptions to the limitations on restricted payments, including, for example, the Company's July 2004 repurchase of all then-outstanding shares of its Series B preferred stock, repurchase of the Company's Senior Notes, and any "restricted payments" up to an aggregate of $15.0 million over the life of the indenture.

In addition, under the indenture governing the Senior Notes, if, at any time, the Company's cumulative "restricted payments" since May 18, 2004 generally are greater than (i) the sum of (A) 50.0% of the Company's cumulative consolidated net income, as defined in the indenture, since July 1, 2004 (or, if such calculation is a loss, minus 100.0% of such loss), and (B) 100.0% of the net cash proceeds received from any issuance or sale of the Company's capital stock since July 1, 2004, plus (ii) $15.0 million, the Company will not be entitled to make a "restricted payment" at such time. As of December 31, 2006, the Company's cumulative consolidated net income since July 1, 2004 was $176.4 million, and the Company had received approximately $1.4 million upon the exercise of options since July 1, 2004. However, because the Company's "Fixed Charge Coverage Ratio" as of December 31, 2006 was less than 2.00:1, the Company was able to make restricted payments up to the minimum $15 million restricted payment allowance.

The indenture governing the Senior Notes permits the Company to redeem some or all of the 2009 Senior Notes on or after May 15, 2007 and some or all of the 2012 Senior Notes on or after May 15, 2008 at varying redemption prices, depending on the date of redemption. In addition, the Company has the option to redeem up to 33.0% of the aggregate principal amount of the 2009 Senior Notes at a redemption price of 109.5% and up to 33.0% of the aggregate principal amount of the 2012 Senior Notes at a redemption price of 111.0% using the proceeds of certain equity offerings which the Company may complete on or prior to May 15, 2007. Under the terms of the indenture, if the Company sells substantially all of its assets or experiences specific kinds of changes in control, the Company will be required to offer to repurchase Senior Notes, on a pro rata basis, at a price in cash equal to 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

On August 2, 2004, the Company sold its investment in Lava Trading Inc. ("Lava") as part of the acquisition of Lava by Citigroup Financial Products, Inc. Upon the closing of the Lava acquisition, which constituted an "asset sale" under the terms of the Indenture, the Company received $39.0 million in cash. Under the Lava acquisition agreement, additional consideration of approximately $9.6 million was being held in escrow to secure the Company's indemnification obligations as a stockholder of Lava. The full amount of this escrow was released to the Company on October 31, 2005. An additional $640,960 was received by the Company on or before October 31, 2005, in connection with the settlement by Lava of certain tax and insurance claims. Pursuant to the terms of the Indenture, therefore, on October 24, 2006, the Company offered to purchase outstanding Senior Notes in the aggregate principal amount of up to $6.6 million. This offer expired on November 22, 2006, with $26,000 principal amount of outstanding Senior Notes having been tendered. Following the closing of this transaction and the closings of other previous offers to repurchase with immaterial tenders of Senior Notes, approximately $199.8 million aggregate principal amount of Senior Notes due 2009 remained outstanding and approximately $260.0 million aggregate principal amount of Senior Notes due 2012 remained outstanding.

The Company's short term and long term debt as of December 31, 2006 and 2005 were as follows:

Short Term Debt As of December 31, 2006, the Company's short-term debt consisted of $3.0 million principal amount due June 3, 2007, with respect to the five subordinated notes in the initial aggregate principal amount of $15.0 million described below in Note 10 "Subordinated Liabilities," $13.6 million aggregate principal amount of remaining 2007 Notes, the carrying value of which was approximately $13.5 million, and eight separate $1.0 million promissory notes (this indebtedness accrued interest at the rate of 10.0% per year until August 7, 2003 and thereafter accrues interest at a rate of 9.0% per year, payable semiannually, and maturing on August 7, 2007).

As of December 31, 2005, the Company had no short-term debt other than the $3.0 million principal amount due on June 3, 2006, with respect to the five subordinated notes in the initial aggregate principal amount of $15.0 million described below in Note 10. "Subordinated Liabilities."

Long Term Debt As of December 31, 2006, long term debt of the Company was comprised of $459.8 million aggregate principal amount of Senior Notes. Debt issuance costs, totaling approximately $5.5 million for the 2009 Senior Notes and approximately $7.2 million for the 2012 Senior Notes, are being amortized over the life of the Senior Notes as an adjustment to interest expense. For the year ended December 31, 2006, interest expense related to the Senior Notes totaled $49.3 million.

As of December 31, 2005, long term debt of the Company was comprised of (a) $459.8 million aggregate principal amount of Senior Notes, (b) $13.6 million aggregate principal amount of remaining 2007 Notes, the carrying value of which is approximately $13.5 million, and (c) eight separate $1.0 million promissory notes (this indebtedness accrued interest at the rate of 10.0% per year until August 7, 2003 and thereafter accrues interest at a rate of 9.0% per year, payable semiannually, and maturing on August 7, 2007). Debt issuance costs, totaling approximately $5.5 million for the 2009 Senior Notes and approximately $7.2 million for the 2012 Senior Notes, are being amortized over the life of the Senior Notes as an adjustment to interest expense. For the year ended December 31, 2005, interest expense related to the Senior Notes totaled $49.2 million. For the years ended December 31, 2005, 2004 and 2003, interest expense related to the $8.0 million promissory notes totaled $0.7 million, $0.7 million and $0.8 million, respectively.

Principal maturities of long term debt as of December 31, 2006 are as follows:

Year Ending December 31, (000's omitted)	Amount
2007	$ —
2008	—
2009	199,845
2010	—
2011	—
Thereafter	259,966
Total	$459,811

NOTE 10. SUBORDINATED LIABILITIES

LaBranche & Co. LLC is a party to subordinated loan agreements under which it has incurred indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at an annual rate of 10.0%. Three agreements representing approximately $1.1 million mature within the first six months of 2007, and four agreements representing approximately $2.3 million mature within the last six months of 2007. These subordinated loans all have automatic rollover provisions, and each scheduled maturity date will be extended an additional year, unless the lender gives LaBranche & Co. LLC seven months advance notice that the maturity date will not be extended. LaBranche & Co. LLC is entitled to prepay these subordinated loans without penalty under the terms of the agreements relating thereto. Interest expense incurred on these and other similar subordinated loan agreements which have been repaid was approximately $0.3 million for the year ended December 31, 2006 and $0.4 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively.

In 1998, LaBranche & Co. LLC issued five subordinated notes representing aggregate indebtedness of $15.0 million, which mature in equal installments of $3.0 million payable on June 3, 2004, 2005, 2006, 2007 and 2008, and bear interest at an annual rate of 7.7%, payable on a quarterly basis. On June 3, 2006, LaBranche & Co. LLC repaid $3.0 million of these subordinated notes. As of December 31, 2006, $6.0 million remained outstanding under these subordinated notes, which are senior to all other subordinated notes of LaBranche & Co. LLC. The agreements covering these subordinated notes require LaBranche & Co. LLC to comply with certain covenants that, among other things, restrict the type of business in which LaBranche & Co. LLC may engage, set certain net capital levels and prohibit restricted payments, as defined. Interest expense incurred on these subordinated notes for the years ended December 31, 2006, 2005 and 2004 was approximately $0.6 million, $0.8 million and $1.0 million, respectively.

NOTE 11. NYSE GROUP RESTRICTED STOCK EXCHANGE TRANSACTION

As of December 31, 2005, the Company owned 39 NYSE memberships out of a total 1,366 NYSE memberships, representing a 2.9% ownership interest in the NYSE. The Company accounted for its investment in these NYSE memberships under the adjusted cost method since its inception. On March 7, 2006, the NYSE and Archipelago completed the NYSE/Archipelago merger.

In the NYSE/Archipelago merger, each holder of an NYSE membership became entitled to receive in exchange for the NYSE membership $300,000 in cash and 80,177 shares of NYX stock. In addition, immediately prior to the consummation of the NYSE/Archipelago merger, the NYSE announced the declaration of a "permitted dividend" payable with respect to each NYSE membership in the amount of approximately $70,570 ($2.7 million in total for the Company's 39 NYSE memberships), which was equivalent to the membership's pro rata portion of the NYSE's "excess cash," as defined in the merger agreement governing the NYSE/Archipelago merger. The Company received the permitted dividend with respect to each of its 39 NYSE memberships on March 14, 2006.

In the NYSE/Archipelago merger, the Company's 39 NYSE memberships were converted into the right to receive an aggregate of $11.7 million cash (not including the permitted dividend) and 3,126,903 shares of NYX stock. The $11.7 million cash distribution was treated as monetary consideration for which a realized gain was recognized in the first quarter of 2006.

APB No. 29 (as amended) provides guidance on exchanges of assets in a non-monetary transfer. Accounting for non-monetary assets acquired in a substantially non-monetary exchange is at times based on cost or fair value of the assets relinquished and at times on the fair value of the assets received in the exchange. Based on the guidance under APB No. 29, the Company valued the shares of NYX stock received in the NYSE/Archipelago merger at fair value, which was deemed to be the value of the shares on the first day trading commenced for NYX stock, or $67.00 per share. Based upon this interpretation, the Company realized a $130.1 million gain from the exchange of its NYSE memberships for 3.1 million shares of NYX stock, which includes the effect of a valuation allowance due to the restrictions on transfer applicable to the NYX stock.

Since the consummation of the NYSE/Archipelago merger, the Company has accounted for its investment in the NYX stock as corporate equities not readily marketable at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants Audit and Accounting Guide—Brokers and Dealers in Securities. At December 31, 2006, the NYSE closing market price for the NYX stock was $97.20 per share as compared to the closing price of NYX stock on the merger consummation date which was $67.00. This resulted in the Company's recognition of an unrealized gain of $94.1 million for the year ended December 31, 2006, which includes a valuation allowance due to the share restrictions and is included in net gain on NYX transaction in the Company's Consolidated Statement of Operations. The shares of NYX stock received in the NYSE/Archipelago merger are subject to a three-year restriction on transfer. The restriction will be removed in equal one-third installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYSE Group in its sole discretion.

NOTE 12. EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings (loss) per share are set forth below:

	For the Years Ended December 31,		
(000's omitted)	**2006**	2005	2004
Net income (loss)	**$136,804**	$37,521	$(43,780)
Less: preferred dividends and discount accretion	—	—	2,253
Numerator for basic and diluted earnings (loss) per share – net income (loss) applicable to common stockholders	**$136,804**	$37,521	$(46,033)
Denominator for basic earnings (loss) per share – weighted-average number of common shares outstanding	**60,723**	60,617	59,905
Dilutive shares:			
Stock options	—	—	—
Restricted stock	—	—	—
Restricted stock units	**842**	442	—
Denominator for diluted earnings (loss) per share – weighted-average number of common shares outstanding	**61,565**	61,059	59,905
Basic earnings (loss) per share	**$ 2.25**	$ 0.62	$ (0.77)
Diluted earnings (loss) per share	**$ 2.22**	$ 0.61	$ (0.77)

The exercise prices for options to purchase an aggregate of 1,599,389 shares of common stock exceeded the average market price of the Company's common stock for the year ended December 31, 2006. In addition, potential common shares relating to restricted stock and restricted stock units whose fair value was below the average market price of the Company's common stock for the year ended December 31, 2006 totaled 727,774. Accordingly, the above calculations of diluted earnings per share for 2006 do not include the antidilutive effect of these stock based awards. Potential common shares relating to options totaling 1,709,778 and 2,319,167 for the years ended December 31, 2005 and 2004, respectively, and to restricted stock and restricted stock units totaling 651,518 and 574,353 for the years ended December 31, 2005 and 2004, respectively, were excluded from the diluted loss per share calculation for the years ended December 31, 2005 and 2004 because their effect was antidilutive.

NOTE 13. EMPLOYEE INCENTIVE PLANS

Equity Incentive Plan The Company sponsors one share-based employee incentive plan – the LaBranche & Co Inc. Equity Incentive Plan (the "Plan"), which provides for grants of incentive stock options, nonqualified stock options, restricted shares of common stock, restricted stock units, unrestricted shares and stock appreciation rights. The fair value of the restricted stock awards is determined by using the closing price of the Company's common stock on the respective dates on which the awards are granted. Grant date is determined to be the date the compensation committee of the Board of Directors approves the grant. Compensation costs for grants awarded under the Plan recognized during the years ended December 31, 2006 and 2005 was approximately $4.4 million and $2.9 million, respectively. The tax benefit realized in the Consolidated Statements of Operations for the Plan was approximately $1.9 million and $1.3 million for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006, unrecognized compensation cost related to the Company's non-vested stock option and restricted stock unit awards totaled $7.0 million. The cost of these non-vested awards is generally expected to be recognized over a weighted-average period of approximately three years.

SFAS No. 123(R) generally requires share-based awards granted to retirement-eligible employees to be expensed immediately. The Company did not grant any share-based awards prior to the adoption of SFAS 123(R) to retirement-eligible employees or those with non-substantive non-compete agreements. In addition, no grants of any stock options or RSUs were changed or amended after the adoption of SFAS No. 123(R) to reflect retirement eligibility or non-compete agreements.

The total number of shares of the Company's common stock that may be issued under the Plan through fiscal 2009 may not exceed 7,687,500 shares, of which 3,023,625 were available for grant under the Plan as of December 31, 2006.

Restricted Stock and Restricted Stock Units The Company issued restricted stock units to employees under the Plan, primarily in connection with year-end compensation. All of the restricted stock units ("RSUs") outstanding as of December 31, 2006 and December 31, 2005 required future service as a condition to the delivery of the underlying shares of common stock. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees' satisfying certain requirements outlined in the agreements. Generally, the restricted stock units become fully vested if the grantee's employment with the Company terminates by reason of death or disability prior to vesting. The grantee forfeits the unvested portion of the restricted stock units upon the termination of employment for any reason other than death or disability. When delivering the underlying shares of stock to employees, the Company generally issues new shares of common stock, as opposed to reissuing treasury shares.

The following table provides information about grants of RS and RSUs:

	Number of Shares	Weighted Average Price per Share
RS and RSUs Outstanding as of December 31, 2003	295,945	
Granted	600,000	
Vested	(236,082)	
Forfeited	(85,510)	–
RS and RSUs Outstanding as of December 31, 2004	574,353	
Granted	806,000	8.43
Vested	(67,354)	
Forfeited	(219,333)	
RS and RSUs Outstanding as of December 31, 2005	1,093,666	
Granted	695,500	$10.68
Vested	(90,668)	9.38
Forfeited	(128,666)	9.00
RS and RSUs Outstanding as of December 31, 2006	**1,569,832**	**$9.55**

Under SFAS No. 123(R), the Company is required to estimate forfeitures of RSUs for purposes of determining the Company's share-based award expense. Applying SFAS No. 123(R) as of December 31, 2006, for purposes of determining share-based award expense, RSUs with respect to 1,428,169 shares of the Company's common stock were expected to vest, with a weighted average price of $9.44 per share.

Stock Options As of December 31, 2004, all stock options granted to employees were fully vested and exercisable. In general, all stock options expire on the tenth anniversary of grant, although they may be subject to earlier termination or cancellation in certain circumstances under the Plan and the stock option agreement, such as death, disability or other termination of employment prior to the tenth anniversary of grant. The dilutive effect of the Company's outstanding stock options is included in "Weighted Average Common Shares Outstanding – Diluted" on the Condensed Consolidated Statement of Operations.

The following table provides information about options to purchase the Company's common stock:

	Number of Shares	Weighted Average Exercise Price per Share
Options Outstanding as of December 31, 2003	3,626,891	22.92
Options Granted	—	—
Options Exercised	(493,890)	2.78
Options Forfeited	(813,834)	26.44
Options Outstanding as of December 31, 2004	2,319,167	$25.97
Options Granted	—	—
Options Exercised	—	—
Options Forfeited	(609,389)	27.61
Options Outstanding as of December 31, 2005	1,709,778	$25.39
Options Granted	—	—
Options Exercised	—	—
Options Forfeited	(110,389)	31.23
Options Outstanding as of December 31, 2006	**1,599,389**	**$24.99**
Options Exercisable as of:		
December 31, 2004	1,632,500	$22.18
December 31, 2005	1,709,778	$25.39
December 31, 2006	**1,599,389**	**$24.99**

The following table summarizes information about stock options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
$11.00 – $20.99	739,389	3.18	$13.94	739,389	$13.94
$21.00 – $30.99	75,000	5.82	27.50	75,000	27.50
$31.00 – $40.99	785,000	5.02	$35.16	785,000	$35.16
	1,599,389			1,599,389	

No options were exercised during the years ended December 31, 2006 and 2005.

Senior Executive Bonus Plan The Senior Executive Bonus Plan, adopted in May 2003, is intended to provide for the payment to the Company's Chief Executive Officer and next four most highly compensated executive officers of bonuses which are exempt from the $1.0 million deduction limitation imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended. Bonuses are payable in cash and/or equity-based awards under the Company's EIP. For the year ended December 31, 2004, no bonuses were paid under this plan. For the years ended December 31, 2006 and 2005, cash bonuses totaling approximately $2.6 and $3.3 million, respectively, were paid under this plan, and such amount is included in employee compensation and employee benefits in the Company's Consolidated Statements of Operations.

NOTE 14. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the "Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees are eligible to participate in the Plan after they have completed three months of service. Participants are entitled to contribute voluntarily in an amount equal to not less than 1% and not more than 60% of their annual pre-tax compensation, up to the maximum amount permitted under Internal Revenue Service ("IRS") regulations for the applicable Plan year. The Company, acting in its sole discretion, can declare and make employer matching contributions and additional voluntary contributions for all eligible employees who have completed one year of service, and/or have been credited with 1,000 hours of service. During the years ended December 31, 2006, 2005 and 2004, the Company contributed approximately $1.1 million, $1.1 million and $0.8 million, respectively, as employer matching contributions to the Plan, and such amounts are included in employee compensation and employee benefits in the Company's Consolidated Statements of Operations.

NOTE 15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. The fair value of fixed rate debt, in millions, is as follows:

	December 31, 2006		December 31, 2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
2007 Notes	13.6	14.2	13.6	14.7
2009 Senior Notes	199.8	208.8	199.8	211.8
2012 Senior Notes	260.0	282.1	260.0	283.4
Other	17.4	17.6	20.4	20.8

For 2006 and 2005, the fair value of the 2007 Notes was determined using current market rates to discount their cash flows as of December 31, 2006 and 2005, respectively. The fair values of the 2009 Senior Notes and 2012 Senior Notes were determined based upon their respective market values as of December 31, 2006 and 2005, respectively. For both fiscal years, the fair value of the fixed rate and other notes was determined using current market rates to discount their cash flows.

NOTE 16. BUSINESS SEGMENTS

Segment information is presented in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company's business segments are based upon the nature of the financial services provided, their revenue source and the Company's management organization.

The Company's Specialist and Market-Making segment operates as a specialist in equities and rights listed on the NYSE, as a specialist in equities, options, ETFs and futures on several exchanges, as well as a market-maker in ETFs, futures and options on several exchanges. This segment also provides support services for the NYSE specialist activities. The Specialist and Market-Making segment currently includes the operations of LaBranche & Co. LLC, LSP, LSPS, LSPE, LSPH, LSPD, LABDR and BV since they share similar economic characteristics.

The Company's Execution and Clearing segment provides securities execution, securities clearing and other related services to its own customers and customers of introducing brokers. This segment also provides direct-access floor brokerage services to institutional customers. The Execution and Clearing segment currently includes the operations of LFS.

Revenues and expenses directly associated with each segment are included in determining its operating results. Other expenses, including corporate overhead, which are not directly attributable to a particular segment, generally are allocated to each segment based on its resource usage levels or other appropriate measures. Interest with respect to the Senior Notes, certain administrative expenses, corporate overhead expenses and other sources of revenues are not specifically allocated by management when reviewing the Company's segments' performance, and appear in the "Other" section. Selected financial information for each segment is set forth below:

	For the Years Ended December 31,		
(000's omitted)	**2006**	2005	2004
Specialist and Market-Making Segment:			
Revenues, net of interest expense	**$ 427,719**	$ 246,061	$ 235,178
Operating expenses	**135,202**	131,965	127,305
Goodwill impairment	**—**	—	37,600
Exchange membershipsimpairment	**—**	—	16,300
Depreciation and amortization expense	**11,173**	11,516	11,649
Income (loss) before minority interest and taxes	**$ 281,344**	$ 102,580	$ 42,324
Segment goodwill	**250,569**	250,569	250,569
Segment assets	**$5,095,236**	$3,483,206	$1,849,108
Execution and Clearing Segment:			
Revenues, net of interest expense	**$ 53,724**	$ 42,362	$ 47,858
Operating expenses	**37,832**	44,861	52,199
Exchange memberships impairment	**—**	—	2,027
Depreciation and amortization expense	**439**	450	470
Income (loss) before taxes	**$ 15,453**	$ (2,949)	$ (6,838)
Segment assets	**$ 93,861**	$ 51,940	$ 54,724
Other (1):			
Revenues, net of interest expense	**$ (47,946)**	$ (37,737)	$ (27,778)
Operating expenses	**10,776**	10,662	14,046
Debt repurchase premium	**—**	—	49,029
Depreciation and amortization expense	**1,062**	127	102
Loss before taxes	**$ (59,784)**	$ (48,526)	$ (90,955)
Segment assets	**$ 185,792**	$ 129,763	$ 151,265
Total:			
Revenues, net of interest expense	**$ 433,497**	$ 250,686	$ 255,258
Operating expenses	**183,810**	187,488	193,550
Goodwill impairment	**—**	—	37,600
Exchange memberships impairment	**—**	—	18,327
Debt repurchase premium	**—**	—	49,029
Depreciation and amortization expense	**12,674**	12,093	12,221
Income (loss) before minority interest and taxes	**$ 237,013**	$ 51,105	$ (55,469)
Goodwill	**250,569**	250,569	250,569
Total assets	**$5,374,889**	$3,664,909	$2,055,097

(1) Other is comprised primarily of the interest costs on the Holding Company's indebtedness, unallocated corporate administrative expenses, including legal costs, unallocated revenues (primarily gains from non-marketable investments and interest income), and elimination entries.

NOTE 17. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISK

As specialists and market-makers on the NYSE, AMEX, NYBOT, PHLX and other exchanges, LaBranche & Co. LLC, LFS, LSP, LSPS and LSPE are engaged in various securities trading and lending activities. In connection with their specialist activities, LaBranche & Co. LLC, LSP, LSPS and LSPE assume positions in stocks for which they are responsible. LaBranche & Co. LLC, LFS, LSP, LSPS and LSPE are exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and they are also exposed to market risk associated with the sale of securities sold but not yet purchased, which can be directly impacted by volatile trading on the NYSE, AMEX and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche & Co. LLC, LFS, LSP, LSPS and LSPE may be required to purchase or sell financial instruments, which may result in a loss.

The Company enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

In addition, LFS, through the normal course of business, enters into various securities transactions as agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk. LFS' execution and clearing activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFS to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and LFS has to purchase or sell securities at a loss. For margin transactions, LFS may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

LFS seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFS monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

LFS is engaged in various brokerage activities in which its counterparties primarily include broker-dealers, banks and other financial institutions. LFS may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is LFS' policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

LSP and LSPS use derivative financial instruments, including exchange-traded options, ETFs and domestic and foreign futures contracts, for trading purposes and to financially hedge other positions or transactions as part of their specialist and market-making businesses and overall risk management process. These financial instruments subject LSP and LSPS to varying degrees of market, credit and foreign exchange risk. LSP and LSPS record their derivative trading activities at market value, with corresponding gains or losses recorded in "Net gain on principal transactions." Gains or losses from foreign currency transactions are also recorded in "Net gain on principal transactions." In order to minimize risk, management continually monitors positions, gain and loss, volatility and other standard risk measures on a real-time basis and communicates its risk tolerance to LSP's and LSPS' traders.

NOTE 18. RESTRUCTURING

During the fourth quarter of 2006, the Company approved and implemented a restructuring plan, that was completed by January 2007, that was designed to improve the future operating position of the Company. The planned action included termination of employees whose services were no longer deemed necessary due to increased automation with the introduction of the HYBRID market. Total costs incurred under this plan was $3.7 million which was expensed in 2006. These amounts consisted of severance payments to terminated employees and are included in restructuring costs on the statement of operations. Of the $3.7 million expensed, $1.2 was paid in the fourth quarter of 2006, and the remaining payable balance of $2.5 million disbursed in January 2007. For 2006, the restructuring expenses incurred by segment are as follows (000s omitted):

	Specialist and Market Making	Execution and Clearing	Total
Severance payments	$ 3,500	$ 200	$ 3,700

NOTE 19. COMMITMENTS AND CONTINGENCIES

Contingencies

Specialist Trading Investigations. On March 30, 2004, LaBranche & Co. LLC and other NYSE specialist firms entered into agreements with the SEC and NYSE to settle the SEC and NYSE investigations concerning alleged improper specialist trading practices by specialists on the NYSE. Pursuant to the settlement, LaBranche & Co. LLC consented, without admitting or denying any wrongdoing, to an SEC order instituting administrative cease-and-desist proceedings, making findings, and imposing remedial sanctions and a cease-and-desist order. The SEC's findings, neither admitted nor denied, included violations by LaBranche & Co. LLC of Section 11(b) of the Exchange Act and

Rule 11b-1 promulgated thereunder, NYSE Rules 104, 92, 123B, 401 and 342, and Section 15(b)(4)(E) of the Exchange Act. The Section 15(b)(4)(E) finding includes a failure reasonably to supervise individual specialists who, the finding states, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder with respect to transactions in six particular stocks. Pursuant to the settlement, LaBranche & Co. LLC paid $41.6 million in restitution and $21.9 million in a civil money penalty, which the Company accrued for the year ended December 31, 2003, in connection with trades that occurred during the years 1999 through 2003 and agreed to certain undertakings stated in the SEC's order.

NYSE, civil and/or criminal charges have been pursued against a number of individuals employed or formerly employed as specialists at the five largest NYSE specialist firms, including employees and former employees of LaBranche & Co. LLC.
In re LaBranche Securities Litigation. On or about October 16, 2003 through December 16, 2003, nine purported class action lawsuits were filed by purchasers of the Company's common stock in the United States District Court for the Southern District of New York, including Sofran v. LaBranche & Co Inc., et al., No. 03 CV 8201, Semon v. LaBranche & Co Inc., et al., No. 03 CV 8255, Haug v. LaBranche & Co. Inc., et al., No. 03 CV 8265, Labul v. LaBranche & Co Inc., et al., No. 03 CV 8365, Murphy v. LaBranche & Co Inc., et al., No. 03 CV 8462, Strain v. LaBranche & Co Inc., et al., No. 03 CV 8509, Yopp v. LaBranche & Co Inc., et al., No. 03 CV 8783, Ferris v. LaBranche & Co Inc., et al., No. 03 CV 8806, and Levin v. LaBranche & Co Inc., et al., No. 03 CV 8918. On March 22, 2004, the court consolidated these lawsuits under the caption In re LaBranche Securities Litigation, No. 03 CV 8201. The court named the following lead plaintiffs: Anthony Johnson, Clyde Farmer, Edwin Walthall, Donald Stahl and City of Harper Woods Retirement System.

On June 7, 2004, plaintiffs filed a Consolidated Class Action Complaint. On July 12, 2004, plaintiffs filed a Corrected Consolidated Class Action Complaint. Plaintiffs allege that they represent a class consisting of persons and entities that purchased or otherwise acquired the Company's common stock during the period beginning on August 19, 1999 and concluding on October 15, 2003. Plaintiffs allege that the Company, LaBranche & Co. LLC, and certain of the Company's and/or LaBranche & Co. LLC's past or present officers and/or directors, including George M.L. LaBranche, IV, William J. Burke, III, James G. Gallagher, Alfred O. Hayward, Jr., Robert M. Murphy and Harvey S. Traison, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act by failing to disclose the alleged improper specialist trading that was the subject of the specialist trading investigations described above. Plaintiffs also allege that Mr. Gallagher violated Section 20A of the Exchange Act and two other of the Company's past or present officers and/or directors, S. Lawrence Prendergast and George E. Robb, Jr., also violated Section 20(a) of the Exchange Act. Plaintiffs seek unspecified money damages, attorneys' fees and reimbursement of expenses.

On December 12, 2005, motions to dismiss were granted in part and denied in part. The court dismissed the Section 10(b) claims in their entirety against Messrs. Burke, Gallagher and Traison, dismissed the Section 10(b) claims for the period August 19, 1999 through December 30, 2001 against Messrs. LaBranche, Murphy and Hayward, and dismissed the Section 20A claim against Mr. Gallagher.

In re NYSE Specialists Securities Litigation. On or about October 16, 2003 through December 16, 2003, four purported class action lawsuits were brought by persons or entities who purchased and/or sold shares of stocks of NYSE listed companies for which LaBranche & Co. LLC and any other NYSE specialist firm acted as specialist, including Pirelli v. LaBranche & Co Inc., et al., No. 03 CV 8264, Marcus v. LaBranche & Co Inc., et al., No. 03 CV 8521, Empire v. LaBranche & Co Inc., et al., No. 03 CV 8935, and the California Public Employees' Retirement System (CalPERS) v. The New York Stock Exchange, Inc., et al., No. 03 CV 9968. On March 11, 2004, a fifth action asserting similar claims, Rosenbaum Partners, LP v. The New York Stock Exchange, Inc., et al., No. 04 CV 2038, was filed in the United States District Court for the Southern District of New York by an individual plaintiff who does not allege to represent a class. On May 27, 2004, the court consolidated these lawsuits under the caption In re NYSE Specialists Securities Litigation, No. CV 8264. The court named the following lead plaintiffs: California Public Employees' Retirement System ("CalPERS") and Empire Programs, Inc.

On September 15, 2004, plaintiffs filed a Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty alleging that they represent a class consisting of all public investors who purchased and/or sold shares of stock listed on the NYSE from October 17, 1998 to October 15, 2003. Plaintiffs allege that the Company, LaBranche & Co. LLC, Mr. LaBranche, and other NYSE specialist firms and their respective parents and affiliates violated Section 10(b), Rule 10b-5 and Section 20(a) by failing to disclose the alleged improper specialist trading that was the subject of the specialist trading investigations described above, improperly profiting on purchases and/or sales of NYSE-listed securities and breaching and/or aiding and abetting breaches of fiduciary duty. Plaintiffs also name the NYSE as a defendant. Plaintiffs seek unspecified money damages, restitution, forfeiture of fees, commissions and other compensation, equitable and/or injunctive relief, including an accounting of and the imposition of a constructive trust and/or asset freeze on trading proceeds, and attorneys' fees and reimbursement of expenses.

On December 12, 2005, defendants' motion to dismiss was granted in part and denied in part. The court dismissed plaintiffs' Section 10(b) and Section 20(a) claims against all defendants for conduct that occurred before January 1, 1999 and dismissed plaintiffs' breach of fiduciary duty claims against all defendants. The court also dismissed all claims against the NYSE and certain claims against certain parents and affiliates of specialists other than LaBranche & Co. LLC.

On February 2, 2006, plaintiffs filed an Amended Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty, adding Robert A. Martin as a plaintiff. This complaint is otherwise identical to plaintiffs' Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty.

On February 22, 2007, the court removed Empire Programs, Inc. as co-lead plaintiff, leaving CALPERS as the sole lead plaintiff.

NASD/AMEX Notice of Disciplinary Action. On December 15, 2004, LaBranche & Co. LLC received a notice from the NASD Amex Regulation Division stating a preliminary determination to seek disciplinary action against LaBranche & Co. LLC for violations of certain federal securities laws and the Amex Constitution and Rules, including Sections 10(b), 9A and 17(a) of the Exchange Act, in connection with manual book freezes effected in one of LaBranche & Co. LLC's Amex specialist stocks during the period March 8, 2004 through October 21, 2004. Prior to receiving this notice, the Company had determined that the individual specialist responsible for the book freezes failed to adhere to company policy and had terminated that employee. The Company submitted a response to the staff in January 2005 of the NASD Amex Regulation Division setting forth the reasons why disciplinary action should not be brought against LaBranche & Co. LLC and the Company is cooperating with the NASD Amex Regulation Division in this matter.

The Company believes that the claims asserted against the Company by the plaintiffs in the pending proceedings described above are without merit, and the Company denies all allegations of wrongdoing. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings. The Company therefore is unable to estimate the amount or potential range of any loss that may arise out of these proceedings. The range of possible resolutions could include determinations and judgments against the Company or settlements that could require substantial payments by the Company that could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

In addition to the proceedings described above, the Company has been the target, from time to time, of various claims, lawsuits and regulatory actions incidental to the ordinary course of the Company's business. While the ultimate outcome of those claims, lawsuits and regulatory actions which currently are pending cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these claims, proceedings and regulatory actions, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Commitments The Company has entered into long-term non-cancelable operating lease agreements for certain office space and equipment, which expire at various dates through 2017. Certain lease agreements contain escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes. Minimum future rental commitments under existing non-cancelable leases for office space and equipment are as follows:

Years Ending December 31,	
2007	$ 2,990,579
2008	1,860,226
2009	1,693,269
2010	1,617,813
2011	1,661,583
Thereafter	9,021,690
Total	$18,845,160

LaBRANCHE & CO INC. (Parent Company Only)
CONDENSED STATEMENTS OF FINANCIAL CONDITION

(000's omitted, except share data)

December 31,	2006	2005
ASSETS		
Cash and cash equivalents	**$ 114,298**	$ 27,710
Securities purchased under agreements to resell	**35,000**	79,000
Investment in subsidiaries, at equity value	**1,201,193**	1,117,978
Other assets	**61,702**	25,867
Total assets	**$1,412,193**	$1,250,555
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Interest payable	**$ 7,195**	$ 6,854
Accrued compensation	**2,575**	974
Accounts payable and other accrued expenses	**23,425**	5,972
Other liabilities	**14,210**	11,259
Income taxes payable	**2,699**	5,643
Deferred tax liabilities	**5,937**	4,972
Short term debt	**21,634**	—
Long term debt	**459,811**	481,425
Total liabilities	**537,486**	517,099
Common stock, $.01 par value, 200,000,000 shares authorized; 60,733,889 and 60,623,819 shares issued and outstanding at December 31, 2006 and 2005, respectively	**607**	606
Additional paid-in-capital	**694,434**	689,988
Retained earnings	**179,666**	42,862
Total stockholders' equity	**874,707**	733,456
Total liabilities and stockholders' equity	**$1,412,193**	$1,250,555

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC. (Parent Company Only)
CONDENSED STATEMENTS OF OPERATIONS

(000's omitted)

For the Years Ended December 31	2006	2005	2004
REVENUES (LOSS):			
Earnings from investment in subsidiaries	**$175,219**	$63,080	$ 963
Investment income	**10,650**	18,990	30,775
Total revenue	**185,869**	82,070	31,738
Interest expense	**52,977**	51,726	53,809
Total revenues, net of interest expense	**132,892**	30,344	(22,071)
EXPENSES:			
Employee compensation and related benefits	**6,856**	7,042	7,192
Debt repurchase premium	**—**	—	49,029
Other	**10,602**	8,750	11,701
Total expenses	**17,458**	15,792	67,922
Income (loss) before income tax benefit	**115,434**	14,552	(89,993)
INCOME TAX BENEFIT	**(21,370)**	(22,969)	(46,213)
Net income (loss)	**136,804**	37,521	(43,780)
Preferred dividends and discount accretion	**—**	—	2,253
Net income (loss) applicable to common stockholders	**$136,804**	$37,521	$(46,033)

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC. (Parent Company Only)
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(000's omitted)

	Common Stock Shares	Common Stock Amount	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compen-sation	Total
BALANCE, December 31, 2003	59,791	$598	$ 38,317	$ 682,816	$ 51,374	$(141)	$ 772,964
Net loss	—	—	—	—	(43,780)	—	(43,780)
Preferred stock dividends and discount accretion	—	—	—	—	(2,253)	—	(2,253)
Recognition of tax benefits related to employee option exercises	—	—	—	1,371	—	—	1,371
Issuance of restricted stock, shares for option exercises and related compensation	741	7	—	2,853	—	141	3,001
Preferred stock buyback	—	—	(38,317)	—	—	—	(38,317)
BALANCE, December 31, 2004	60,532	$605	—	$ 687,040	$ 5,341	—	$ 692,986
Net income	—	—	—	—	37,521	—	37,521
Preferred stock dividends and discount accretion	—	—	—	—	—	—	—
Recognition of tax benefits related to employee option exercises	—	—	—	—	—	—	—
Issuance of restricted stock, shares for option exercises and related compensation	92	1	—	2,948	—	—	2,949
Preferred stock buyback	—	—	—	—	—	—	—
BALANCE, December 31, 2005	60,624	$606	—	$ 689,988	$ 42,862	—	$ 733,456
Net income	—	—	—	—	136,804	—	136,804
Preferred stock dividends and discount accretion	—	—	—	—	—	—	—
Recognition of tax benefits related to employee option exercises	—	—	—	—	—	—	—
Issuance of restricted stock, shares for option exercises and related compensation	110	1	—	4,446	—	—	4,447
Preferred stock buyback	—	—	—	—	—	—	—
BALANCE, December 31, 2006	**60,734**	**$607**	**—**	**$694,434**	**$179,666**	**—**	**$874,707**

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC. (Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(000's omitted)

For the Years Ended December 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$136,804**	$37,521	$ (43,780)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization of intangibles	**1,064**	127	102
Amortization of debt issuance costs and bond discount	**1,883**	1,708	7,335
Compensation expense related to stock based compensation	**310**	140	1,169
Tax benefit related to exercise of stock options	**—**	—	1,424
Acceleration of preferred stock discount accretion	**—**	—	496
Undistributed equity earnings from investment in subsidiaries	**(175,219)**	(63,080)	(963)
Deferred tax benefit	**(21,370)**	(22,968)	(46,213)
Changes in operating assets and liabilities:			
Securities purchased under agreements to resell	**44,000**	8,000	(74,000)
Other assets	**(17,280)**	57,104	(3,948)
Interest payable	**341**	—	(7,577)
Accrued compensation	**1,601**	(19,171)	(11,924)
Accounts payable and other accrued expenses	**17,453**	(2)	(22,225)
Other liabilities	**2,951**	(1,131)	314
Taxes payable	**19,391**	8,858	42,380
Net cash provided by (used in) operating activities	**11,929**	7,106	(157,410)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for office equipment and leasehold improvements	**(17,319)**	(174)	(55)
Return of capital from subsidiary	**152,000**	77,309	86,000
Payment for investment in subsidiary	**(60,025)**	(54,897)	(59,000)
Net cash provided by investing activities	**74,656**	22,238	26,945
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of subordinated debt and promissory notes	**(26)**	(2,063)	—
Payment of common and preferred dividends	**—**	—	(3,448)
Proceeds from exercise of stock options	**—**	—	1,375
Issuance of new senior notes	**—**	—	460,000
Repayment of old notes	**—**	—	(336,458)
Payments for preferred stock buyback	**—**	—	(39,186)
Net cash (used in) provided by financing activities	**(26)**	(2,063)	82,283
Effect of foreign currency translation	**29**	56	(37)
Increase (decrease) in cash and cash equivalents	**86,588**	27,337	(48,219)
CASH AND CASH EQUIVALENTS, beginning of year	**27,710**	373	48,592
CASH AND CASH EQUIVALENTS, end of year	**$114,298**	$27,710	$ 373
SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR FOR:			
Income taxes	**$ 15,819**	$ 1,765	$ 404
Interest	**$ 50,061**	$50,019	$ 53,539

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC. (Parent Company Only)
NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1: OVERVIEW

The accompanying condensed financial statements of LaBranche & Co Inc. (Parent Company Only) should be read in conjunction with the consolidated financial statements of LaBranche & Co Inc. and Subsidiaries and the notes thereto contained elsewhere in this filing.

NOTE 2. BASIS OF PRESENTATION

Certain of the Company's December 31, 2005 and 2004 balances have been reclassified to conform to the presentation in the current period in order to net interest expense (including margin interest expense) against interest income to determine the Company's net revenues. This reclassification reflects a critical component of the Company's specialist and market-making activities. None of these 2005 and 2004 reclassifications affects the Company's net income before provision for income taxes or net income applicable to common stockholders, as reported on previous 2005 and 2004 results.

NOTE 3. TRANSACTIONS WITH SUBSIDIARIES

LaBranche & Co Inc. has transactions with its consolidated subsidiaries determined on an agreed-upon basis.

LaBranche & Co Inc. received cash dividends from its consolidated subsidiaries totaling $152.0 million, $77.3 million and $86.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Corporate Information

Directors and Officers

Michael LaBranche
Chairman, Chief Executive Officer and President

Alfred O. Hayward, Jr.
Director and Chief Executive Officer,
LaBranche & Co. LLC

Katherine Dietze Courage (1,2,3)
Director

Donald E. Kiernan (1,2,3)
Director

Stuart M. Robbins (1,2,3)
Director

Robert E. Torray (1,2,3)
Director

William J. Burke, III
Chief Operating Officer

Jeffrey A. McCutcheon
Senior Vice President and Chief Financial Officer

Stephen H. Gray
General Counsel and Corporate Secretary

Committees:
1. Audit
2. Compensation
3. Nominating and Corporate Governance

Stock Trading Information
Our common stock is listed on the New York Stock Exchange under the symbol "LAB". The following table sets forth the range of high, low and closing prices for our common stock on the NYSE for the periods indicated:

	High	Low	Close
First Quarter 2005	$10.66	$ 7.90	$ 9.30
Second Quarter 2005	$ 9.98	$ 5.25	$ 6.30
Third Quarter 2005	$ 9.59	$ 6.30	$ 8.69
Fourth Quarter 2005	$11.87	$ 8.63	$10.11
First Quarter 2006	$16.30	$ 9.77	$15.81
Second Quarter 2006	$17.90	$10.56	$12.11
Third Quarter 2006	$12.65	$ 8.10	$10.37
Fourth Quarter 2006	$12.21	$ 8.26	$ 9.83

Number of shareholders of record as of February 22, 2007: 144

SEC Certification
The certifications by the Chief Executive Officer and the Chief Financial Officer of LaBranche & Co Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2006 Annual Report on Form 10-K.

Dividend Policy
We have not paid any dividends on our common stock since the third quarter of 2003. The payment of future dividends is within the discretion of our Board of Directors and will depend on our future earnings, capital requirements, applicable regulatory restrictions, our financial condition, the application of the financial covenants contained in the indenture governing our currently outstanding debt obligations and other relevant factors.

Additional Corporate Information
Email: ir@labranche.com
Forms 10-K and 10-Q are available free of charge at www.labranche.com.

Annual Meeting
The Annual Meeting will convene at 9:00 a.m. on May 15, 2007, New York, NY.

Independent Registered Public Accounting Firm
KPMG LLP, New York, NY

Stock Transfer Agent and Registrar
Mellon Investor Services
85 Challenger Rd.
Overpeck Center
Ridgefield Park, NJ 07660
(800) 851-9677

NYSE Certification
The Chief Executive Officer of LaBranche & Co Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards in June 2006.

LaBranche & Co Inc.
One Exchange Plaza, New York, NY 10006-3008 Tel: (212) 425-1144

www.labranche.com

END